Filed pursuant to Rule 423(b)(3)

Registration Nos. 333-284364 and 811-23881

SOUND POINT MERIDIAN CAPITAL, INC.

SUPPLEMENT NO. 3 DATED DECEMBER 3, 2025

TO THE PROSPECTUS DATED MARCH 14, 2025

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Sound Point Meridian Capital, Inc. (the “Company”), dated March 14, 2025 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to include the Company’s Semi-Annual Report to stockholders for the period beginning on April 1, 2025 and ending September 30, 2025, filed on November 26, 2025.

Semi-Annual Report to Stockholders

On November 26, 2025, the Company filed its Semi-Annual Report to stockholders for the period beginning on April 1, 2025 and ending September 30, 2025 (the “Semi-Annual Report”), with the Securities and Exchange Commission. The Semi-Annual Report is attached to this Supplement.

SoundPoint
MeridianCapital

SOUND POINT MERIDIAN CAPITAL, INC.

Semi-Annual Report

SEPTEMBER 30, 2025

NYSE Listed: SPMC

Sound Point Meridian Capital, Inc.	Letter to Stockholders and Management’s Discussion of Company Performance
(Unaudited)

November 25, 2025

Dear Stockholders,

We are excited to provide you with the semi-annual report of Sound Point Meridian Capital, Inc. (“we”, “us”, “our”, “Company” or “SPMC”) for the six months ended September 30, 2025.

The Company is a closed‐end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”) and is advised by Sound Point Meridian Management Company, LLC (the “Adviser”). The Company’s primary investment objective is to generate high current income, with a secondary objective to generate capital appreciation. We seek to achieve our investment objectives by investing primarily in equity and mezzanine tranches of collateralized loan obligations, or “CLOs,” which are securitized by portfolios consisting primarily of below‐ investment grade U.S. senior secured loans. We aim to leverage our origination, underwriting and portfolio management capabilities to construct a diversified portfolio of CLO investments that provides a steady source of income and downside protection. Our actively managed, flexible investment approach, with a focus on relative value, aims to generate compelling total returns for our stockholders over the long‐term.

For the six months ending September 30, 2025, the Company distributed $1.50 per common share. The Company’s common shares closed the six-month period at a market price of $17.35 per share, delivering a (5.45)% total return on market value to our investors. For comparison, during the same time period, the S&P 500 Index generated an 8.12% total return, while the Morningstar LSTA US Leveraged Loan Index generated a 4.13% total return. As of September 30, 2025, the weighted average reinvestment period of our portfolio was 3.9 years versus the CLO 2.01 market median of 3.9 years. We believe CLO equity investments with longer reinvestment periods provide the ability to manage through periods of loan volatility and trading of the underlying loan portfolios.

During the six months ending September 30, 2025, we:

●	Deployed $70.07 million in new CLO equity investments since the start of the fiscal year and sold $4.7 million of existing CLO investments.

●	Refinanced 14 CLOs in our portfolio, lengthening the reinvestment period and lowering the cost of debt of each, which in many cases, increases the excess cashflow available to our equity investments.

●	Recorded net investment income (“NII”) and total income/(loss) from investment operations of $1.07 and ($0.37), respectively, per weighted average common share.[2]

●	Amended our $100 million revolving credit facility to extend maturity to August 4, 2028 and increase total capacity to $150 million, with a floating financing rate of term SOFR + 3.75% providing continued flexibility to deploy capital over time.

●	Issued a 5-year, $57.5 million Series B Preferred Shares Offering with an 7.875% stated rate, resulting in net proceeds of $55.7 million.

Common Stock

On June 13, 2024, the Company announced the pricing of its initial public offering (“IPO”) of 4,000,000 shares of common stock at a public offering price of $20.00 per share. On a pro forma basis, after giving effect to the sale of 4,000,000 shares and the payment of certain offering expenses, the Company’s net asset value (“NAV”) was $400.1 million, or $19.99 per share. The Company’s common shares trade on the New York Stock Exchange under the symbol “SPMC”. Our common share price may differ from the NAV per share.

On March 14, 2025, the Company entered into a committed equity financing agreement with B. Riley Principal Capital II, LLC (“BRPC II”). Under this agreement, the Company has the right, but not the obligation, to direct BRPC II to purchase up to the lesser of (i) $25,000,000 in aggregate gross purchase price of our common stock and (ii) 4,052,100 shares of common stock over a 36‐month period. For the six months ended September 30, 2025, BRPC II purchased 55,886 shares, resulting in $1,028,288 net proceeds to the Company.

As of September 30, 2025, the Company’s NAV was $346.22 million, or $16.91 per share of common stock, down from our IPO at $19.99, primarily due to unrealized losses in the portfolio.

From the start of the fiscal year through September 30, 2025, the Company paid total distributions of $1.50 per common share, of which $1.07 represented net investment income (NII) earned. The Company also declared calendar Q4 2025 monthly common distributions of $0.25 per share.3 The Company’s dividend reinvestment plan allows common stockholders to have their distributions automatically reinvested into new shares of common stock. If the prevailing market price of our common stock exceeds our NAV per share, such reinvestment is at a discount of up to 5% to the prevailing market price.

[1]	CLO 2.0 refers to CLOs issued after 2011.
[2]	Weighted average common share is calculated based on the average monthly number of shares of common stock outstanding during the period.
[3]	Distributions on common stock are generally paid from NII (regular interest and dividends) and may also include capital gains and/or a return of capital. The specific tax characteristics of the distributions will be reported to the Company’s stockholders on Form 1099 after the end of the 2025 calendar year.

Semi-Annual Report | September 30, 2025	1

Sound Point Meridian Capital, Inc.	Letter to Stockholders and Management’s Discussion of Company Performance
(Unaudited)

Debt Financing and Preferred Shares

The Company has entered into a Credit Agreement (the “Revolving Credit Facility”) with lenders from time to time party thereto and Canadian Imperial Bank of Commerce (“CIBC”), as administrative agent, on July 8, 2024, as amended on August 6, 2025. Pursuant to the terms of the Revolving Credit Facility, we can borrow up to $100 million, subject to certain restrictions, including availability under a borrowing base, which is based upon the value of the eligible portfolio investments, and our compliance with a minimum loan-to-value ratio. The amount of permissible borrowings under the Revolving Credit Facility may be increased through an uncommitted accordion feature through which existing and/or new lenders may, at their option, agree to provide additional commitments of up to $50 million, thereby increasing the maximum facility size to $150 million. At the time of drawdown, the applicable interest rate is the Secured Overnight Financing Rate plus a margin of 3.75% per annum, but we can convert our borrowings to the alternate base rate plus a margin of 2.75% per annum under certain conditions. The Revolving Credit Facility will mature on August 4, 2028 (and may be extended for up to 364 days pursuant to the terms therein) (the “Maturity Date”) and the availability period under the Revolving Credit Facility will terminate on the earliest of the Maturity Date, the termination in full of the commitments by the Company, or the termination of the commitments by each lender upon the occurrence and during the continuance of any event of default. Voluntary prepayments of loans or reductions of commitments by us are not permitted prior to August 6, 2026. Thereafter, any such voluntary prepayments are not subject to prepayment premiums.

On October 31, 2024, the Company priced an underwritten public offering of 2,300,000 shares of its 8.00% Series A Preferred Shares due 2029 (the “Series A Preferred Shares”) at a public offering price of $25 per share, which resulted in net proceeds to the Company of approximately $55.7 million after payment of underwriting discounts and commissions and offering expenses payable by the Company. The Series A Preferred Shares are rated ‘BBB’ by Egan‐Jones Ratings Company, an independent rating agency. The Series A Preferred Shares are listed on the New York Stock Exchange under the symbol “SPMA”.

On July 8, 2025, the Company priced an underwritten public offering of 2,300,000 shares of its 7.875% Series B Preferred Shares due 2030 (the “Series B Preferred Shares”) at a public offering price of $25 per share, which resulted in net proceeds to the Company of approximately $55.7 million after payment of underwriting discounts and commissions and estimated offering expenses payable by the Company. The Series B Preferred Shares are rated ‘BBB’ by Egan-Jones Ratings Company, an independent rating agency. The Series B Preferred Shares are listed on the New York Stock Exchange under the symbol “SPME”.

For the six months ending September 30, 2025, the Company paid distributions to preferred shareholders totaling $1.00 and $0.41 per share for Shares A and B, respectively. The Company also declared calendar Q4 2025 monthly preferred distributions of $0.16667 and $0.1640625 per share for Preferred Shares A and B, respectively4.

As of September 30, 2025, we had debt outstanding which totaled approximately 33% of total assets. Over time and under normal market conditions, the Company expects to employ leverage within a range of 30% to 35% of total assets, although the actual amount of leverage will vary over time. As market conditions change, the Company may incur leverage outside of this range, subject to applicable regulatory and contractual limits.

Portfolio Update

From the start of the fiscal year through September 30, 2025, we deployed $70.07 million5 into CLO equity investments across 6 new issue transactions, 19 reset transactions and 14 secondary market purchases. Additionally, we participated in 6 loan accumulation facilities (also known as CLO warehouses).

As of September 30, 2025, our portfolio was diversified across 94 CLO investments managed by 27 CLO managers. The underlying loan portfolio across all CLO investments consisted of over 1,600 loan issuers across more than 30 sectors on a look‐through basis. We believe this strategy of broad diversification enables us to manage risk effectively, providing us with distribution sustainability and downside protection through changing market conditions.

Included within this report you will find detailed portfolio information as well as certain look‐through information related to the collateral characteristics of the Company’s investments as of September 30, 2025.

[4]	Distributions on preferred shares are generally paid from “NII (regular interest and dividends) and may also include capital gains and/or a return of capital. The specific tax characteristics of the distributions will be reported to the Company’s stockholders on Form 1099 after the end of the 2025 calendar year.
[5]	The $70.07 million deployed includes $3.5 million of investments that have priced but are not yet funded.
[6]	PitchBook LCD, U.S. Credit Markets Quarterly Wrap, September 30, 2025, pp. 3–4.
[7]	PitchBook LCD, Q3 2025, pp. 4–5.
[8]	PitchBook LCD, Q3 2025, pp. 7–8.
[9]	PitchBook LCD, Q3 2025, p. 6.

2	www.soundpointmeridiancap.com

Sound Point Meridian Capital, Inc.	Letter to Stockholders and Management’s Discussion of Company Performance
(Unaudited)

Market Overview

The third quarter of 2025 marked a powerful resurgence across the U.S. credit markets as opportunistic borrowers capitalized on strong technicals and tightening spreads. According to PitchBook LCD, U.S. institutional leveraged-loan issuance reached $404 billion, the highest quarterly total on record, rebounding from the tariff-driven slowdown in Q2. However, only 18 percent of that activity represented new-money transactions, with the majority stemming from repricings, extensions, and refinancings aimed at lowering costs and extending maturities.6

Investor demand remained exceptionally strong, while net supply stayed muted, resulting in a $39 billion demand-supply gap, the widest in a year. CLOs continued to dominate loan absorption while mutual funds and ETFs experienced modest outflows after a volatile first half. This persistent technical imbalance tilted conditions further in favor of borrowers, leading to spread compression across all rating tiers. Average spreads for new B-rated term loans fell to SOFR+317, and B-minus loans tightened to SOFR+366 — the lowest levels since the global financial crisis.7

Private-equity sponsors took advantage of this favorable backdrop, extracting roughly $35 billion of dividends via the leveraged-loan market — the highest level in at least seven years. Nearly half of 2025’s dividend-recap issuers had been in portfolios for over five years, reflecting a persistent exit backlog as sponsors sought liquidity amid limited M&A opportunities.8

Meanwhile, refinancing issuance surged to $72.8 billion in Q3, with B-minus borrowers driving 43 percent of the volume as they sought to proactively address the looming 2028 maturity wall. Tight supply conditions also helped new-issue spreads for M&A-related loans fall to S+307, down 53 basis points year-over-year.9

The CLO market continued to expand on its record 2024 pace. Third-quarter issuance totaled $53.1 billion from 106 broadly syndicated transactions, the third-busiest quarter on record, supported by robust investor demand and tightening AAA spreads.10

CLO refinancing and reset activity also accelerated sharply in Q3 as managers sought to capitalize on lower funding costs and favorable technicals. Refinancing volume reached $35.5 billion, more than quadruple the prior quarter’s level, while reset transactions surged to $68.1 billion, up from $44.8 billion in Q2. Year-to-date, total refinance and reset volumes of $84.9 billion and $176.8 billion, respectively, have both exceeded 2024’s pace, putting resets on track for a new annual record. Managers have increasingly used these transactions to extend reinvestment periods and enhance structural flexibility, while tighter spreads and stable loan collateral have created favorable conditions for repricing older deals.11

Across leveraged finance broadly, the quarter was characterized by tight spreads, strong demand, and muted net supply. Market participants expect M&A-related issuance to increase into 2026 as the effects of rate cuts filter through and technical tailwinds persist.12

Despite strong aggregate market performance, credit dispersion widened materially in Q3 as investors reassessed risk following several high-profile credit events. The most notable was the collapse of First Brands Group, a widely held issuer across CLO portfolios, which filed for bankruptcy in early September. Loan prices for First Brands plunged from the mid-90s to the mid-30s within weeks, delivering a visible hit to CLO mark-to-market values.13

While CLO issuance volumes remained robust in Q3, equity arbitrage levels compressed significantly as loan spreads tightened faster than CLO liability costs. The average new-issue spread for single-B loans fell to SOFR+317, while AAA-rated CLO debt tranches only tightened modestly, averaging SOFR+131 — a decline of just five basis points from the prior quarter.14

This dynamic eroded the excess spread available to CLO equity investors, narrowing arbitrage margins to their lowest levels since late 2021. The weighted average cost of capital for U.S. broadly syndicated CLOs fell by just 12 basis points quarter-over-quarter, compared to a 30–50 basis point reduction in loan asset spreads. As a result, the equity net interest margin has compressed, reducing the cushion available to absorb portfolio underperformance or reinvestment drag.15

At the same time, the decline in base rates has added incremental pressure on CLO equity returns. The 3-year SOFR swap rate fell quarter-over-quarter, reflecting expectations for further monetary easing following the Fed’s September rate cut. While lower reference rates benefit CLO liabilities over time, they immediately reduce the floating-rate income generated by loan collateral, hurting the base-rate component of CLO equity cash flows. As a result, equity distributions have come under modest pressure, particularly for portfolios with shorter reinvestment periods or limited reinvestment flexibility.16

[10]	PitchBook LCD, Q3 2025, p. 15.
[11]	PitchBook LCD, Q3 2025, pp. 18–19.
[12]	PitchBook LCD, Q3 2025, pp. 24–27.
[13]	PitchBook LCD, Q3 2025, p. 5.
[14]	PitchBook LCD, Q3 2025, p. 16.
[15]	PitchBook LCD, Q3 2025, pp. 16–17.
[16]	PitchBook LCD, Q3 2025, p. 17.

Semi-Annual Report | September 30, 2025	3

Sound Point Meridian Capital, Inc.	Letter to Stockholders and Management’s Discussion of Company Performance
(Unaudited)

As we enter the final quarter of 2025, our focus remains on positioning the portfolio to navigate a market defined by tight spreads, selective credit risk, and ongoing technical strength. We are concentrating on three key areas: 1) staying vigilant for signs of credit deterioration within our CLO equity investments and taking proactive action through secondary trading to protect value and manage risk exposure as dispersion increases across issuers; 2) refinancing and resetting our CLO investments as they exit their non-call periods to extend reinvestment timelines and recapture equity arbitrage that has been eroded by year-to-date loan spread compression; and 3) sourcing new investment opportunities in the primary CLO market as the equity arbitrage improves.

Subsequent Developments

As of October 31, 2025, our estimated NAV per common share was $16.17, mainly driven by unrealized losses in the portfolio. On November 5, 2025, we declared calendar Q1 2026 monthly common stockholder distributions of $0.25 per share, no change from our current distribution rate.

We thank our stockholders for their trust and support during the period.

Ujjaval Desai

Chief Executive Officer

This letter is intended to assist stockholders in understanding the Company’s performance for the six month period ending on September 30, 2025. The views and opinions in this letter were current as of November 25, 2025. Statements other than those of historical facts included herein may constitute forward‐looking statements and are not guarantees of future performance or results and involve a number of risks and uncertainties. Actual results may differ materially from those in the forward‐looking statements as a result of a number of factors. The Company undertakes no duty to update any forward‐looking statement made herein. Information contained on our website is not incorporated by reference into this stockholder letter and you should not consider information contained on our website to be part of this stockholder letter.

4	www.soundpointmeridiancap.com

Sound Point Meridian Capital, Inc.	Important Information
(Unaudited)

This report is transmitted to the stockholders of Sound Point Meridian Capital, Inc. (“we”, “us”, “our,” the “Company” or “SPMC”) and is furnished pursuant to certain regulatory requirements. This report and the information and views herein do not constitute investment advice, or a recommendation or an offer to enter into any transaction with the Company or any of its affiliates. This report is provided for informational purposes only, does not constitute an offer to sell securities of the Company and is not a prospectus. From time to time, the Company may have a registration statement relating to one or more of its securities on file with the U.S. Securities and Exchange Commission (“SEC”). Any registration statement that has not yet been declared effective by the SEC, and any prospectus relating thereto, is not complete and may be changed. Any securities that are the subject of such a registration statement may not be sold until the registration statement filed with the SEC is effective.

The information and its contents are the property of Sound Point Meridian Management Company, LLC (the “Adviser”) and/or the Company. Any unauthorized dissemination, copying or use of this presentation is strictly prohibited and may be in violation of law. This presentation is being provided for informational purposes only.

Investors should read the Company’s prospectus and SEC filings (which are publicly available on the EDGAR Database on the SEC website at http://www.sec.gov) carefully and consider their investment goals, time horizons and risk tolerance before investing in the Company. Investors should consider the Company’s investment objectives, risks, charges and expenses carefully before investing in securities of the Company. There is no guarantee that any of the goals, targets or objectives described in this report will be achieved.

An investment in the Company is not appropriate for all investors. The investment program of the Company is speculative, entails substantial risk and includes investment techniques not employed by traditional mutual funds. An investment in the Company is not intended to be a complete investment program. The net asset value (“NAV”) and market price of the Company’s shares will fluctuate, sometimes independently, based on market, economic, issuer-specific and other factors affecting the Company and its investments. Shares of closed-end investment companies, such as the Company, frequently trade at a discount from their NAV, which may increase investors’ risk of loss, even when NAV has increased. Past performance is not indicative of, or a guarantee of, future performance. The performance and certain other portfolio information quoted herein represents information as of September 30, 2025. Nothing herein should be relied upon as a representation as to the future performance or portfolio holdings of the Company. Investment return and principal value of an investment will fluctuate, and shares, when sold, may be worth more or less than their original cost. The Company’s performance is subject to change since the end of the period noted in this report and may be lower or higher than the performance data shown herein.

Neither the Adviser nor the Company provide legal, accounting or tax advice. Any statement regarding such matters is explanatory and may not be relied upon as definitive advice. Investors should consult with their legal, accounting and tax advisors regarding any potential investment. The information presented herein is as of the dates noted herein and is derived from financial and other information of the Company, and, in certain cases, from third party sources and reports that have not been independently verified by the Company. As noted herein, certain of this information is estimated and unaudited, and therefore subject to change. We do not represent that such information is accurate or complete, and it should not be relied upon as such.

Past performance is not indicative of, or a guarantee of, future performance.
Semi-Annual Report | September 30, 2025	5

Sound Point Meridian Capital, Inc.	Summary of Certain Unaudited Portfolio Characteristics
September 30, 2025 (Unaudited)

A summary of the portfolio of investments as of September 30, 2025, is illustrated below:

A summary of the collateral characteristics of the CLO equity and other unrated investments as of September 30, 2025, is provided below:

PORTFOLIO SUMMARY[1]

SUMMARY OF UNDERLYING PORTFOLIO[2]

	SPMC	Market Median
Number of Underlying Loans	1,627	–
Aggregate Balance of Underlying Assets ($B)	41.92	–
Average Individual Obligor Exposure	0.06%	–
Weighted Average Portfolio Spread	3.17%	3.16%
Weighted Average Diversity Score	87	85
Weighted Average Moody’s Rating Factor	2,700	2,744
Weighted Average Market Price	97.7	97.7
Weighted Average Facility Size ($B)	1,866	1,875
Weighted Average Bid Depth	7.05	7.09
Weighted Average Junior OC Cushion	4.67	4.74
Weighted Average Reinvestment Period Remaining (Years)	3.91	3.86

A summary of the top ten obligors on a look-through basis to the CLO equity and other unrated investments as of September 30, 2025, is provided below:

TOP 10 UNDERLYING OBLIGORS (WEIGHTED AVERAGE EXPOSURE)[2,3]

1.	TransDigm	0.56%
2.	Quikrete Companies	0.49%
3.	Asurion	0.48%
4.	Clarios Global LP	0.43%
5.	Charter Communications	0.43%
6.	Focus Financial Partners	0.42%
7.	TIBCO Software	0.42%
8.	Mozart Debt Merger Sub	0.41%
9.	American Airlines	0.40%
10.	Caesars Entertainment	0.39%

A summary of the top ten industries of the underlying borrowers on a look-through basis to the CLO equity and other unrated investments as of September 30, 2025, is provided below:

TOP 10 INDUSTRIES OF UNDERLYING OBLIGORS (WEIGHTED AVERAGE EXPOSURE)[2,3,4]

1.	High Tech	11.23%
2.	Banking, Finance, Insurance & Real Estate	10.74%
3.	Services: Business	10.57%
4.	Healthcare & Pharmaceuticals	9.26%
5.	Hotels, Gaming & Leisure	5.66%
6.	Services: Consumer	4.42%
7.	Construction & Building	4.42%
8.	Capital Equipment	4.32%
9.	Chemicals, Plastics & Rubber	3.49%
10.	Aerospace & Defense	3.09%

Past performance is not indicative of, or a guarantee of, future performance.
6	www.soundpointmeridiancap.com

Sound Point Meridian Capital, Inc.	Summary of Certain Unaudited Portfolio Characteristics
September 30, 2025 (Unaudited)

A summary of the ratings distribution of the underlying borrowers on a look-through basis to the CLO equity and other unrated investments as of September 30, 2025, is provided below:

WEIGHTED AVERAGE RATING DISTRIBUTION[2,3,5]

A summary of the maturity distribution of the underlying borrowers on a look-through basis to the CLO equity and other unrated investments as of September 30, 2025, is provided below:

WEIGHTED AVERAGE MATURITY DISTRIBUTION[2,3]

Past performance is not indicative of, or a guarantee of, future performance.
Semi-Annual Report | September 30, 2025	7

Sound Point Meridian Capital, Inc.	Summary of Certain Unaudited Portfolio Characteristics
September 30, 2025 (Unaudited)

Notes

1.	The portfolio summary is based on invested assets (i.e., excluding cash) and assumes the estimated market value of the underlying positions as of 9/30/2025.
2.	The information presented herein is on a look-through basis to the CLO equity held by the Company and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated, unaudited and derived from third party sources. Market median is calculated as the median of all CLO 2.0 vintage deals currently in their reinvestment periods as of 9/30/2025.
3.	We obtain our exposure in underlying senior secured loans indirectly through our CLO equity investments.
4.	Industry categories are based on Moody’s industry categorization of each obligor as reported in CLO trustee reports to the extent so reported. Certain CLO trustee reports do not report the industry category of all of the underlying obligors and where such information is not reported, it is not included in the summary look-through industry information shown. As such, the Company’s exposure to a particular industry may be higher than that shown if industry categories were available for all underlying obligors. In addition, certain underlying obligors may be reclassified from time to time based on developments in their respective businesses and/or market practices. Accordingly, certain underlying borrowers that are currently, or were previously, summarized as a single borrower in a particular industry may in current or future periods be reflected as multiple borrowers or in a different industry, as applicable.
5.	Credit ratings shown are based on those assigned by Moody’s for comparison and informational purposes, if Moody’s does not assign a rating to a particular obligor, the weighted average rating shown reflects Moody’s equivalent rating of a rating agency that rated the obligor, provided, that such other rating is available with respect to a CLO equity investment held by us. In the event multiple ratings are available, the lowest Moody’s rating, or if there is no Moody’s rating, the lowest equivalent rating, is used. The ratings of specific borrowings by an obligor may differ from the rating assigned to the obligor and may differ among rating agencies. For certain obligors, no rating is available in the reports received by the Company. Such obligors are not shown in the graphs and, accordingly, the sum of the percentages in the graphs may not equal 100%. Ratings below BBB- are below investment grade.

Past performance is not indicative of, or a guarantee of, future performance.
8	www.soundpointmeridiancap.com

Sound Point Meridian Capital, Inc.	Fees and Expenses
(Unaudited)

The following table is intended to assist you in understanding the costs and expenses that an investor in our common stock will bear directly or indirectly. We caution you that some of the percentages indicated in the table below are estimates and may vary. Except where the context suggests otherwise, whenever this report contains a reference to fees or expenses paid by “us” or the “Company,” or that “we” will pay fees or expenses, you will indirectly bear such fees or expenses as an investor in Sound Point Meridian Capital, Inc.

Stockholder Transaction Expenses (as a percentage of the offering price):
Sales load (as a percentage of offering price)	–	%(1)
Offering expenses (as a percentage of offering price)	–	%(2)
Dividend reinvestment plan expenses	–	%(3)
Total stockholder transaction expenses (as a percentage of offering price)	–%

Annual Expenses (as a percentage of net assets attributable to common stock):
Base management fee	2.27	%(4)
Incentive fee	3.15	%(5)
Interest payments on borrowed funds	3.49	%(6)
Other expenses	1.28	%(7)
Total annual expenses	10.19	%(8)

(1)	In the event that the Company sells its securities publicly through underwriters or agents, the related prospectus supplement will disclose the applicable sales load.
(2)	In the event that the Company sells its securities publicly through underwriters or agents, the related prospectus supplement will disclose the estimated amount of total offering expenses, the offering price and the offering expenses borne by the Company as a percentage of the offering price.
(3)	The expenses of the DRIP are included in “other expenses.” The DRIP Administrator’s fees will be paid by us. We will not charge any brokerage charges or other charges to stockholders who participate in the DRIP. However, your own broker may impose brokerage charges in connection with your participation in the DRIP.
(4)	We have agreed to pay the Adviser as compensation under the Investment Advisory Agreement a base management fee at an annual rate of 1.75% of our Total Equity Base, which is calculated and payable quarterly in arrears. “Total Equity Base” means the NAV attributable to the common stock (prior to the application of the base management fee or incentive fee) and the paid in or stated capital of the preferred interests in us (howsoever called), including the Series A Preferred Shares and Series B Preferred Shares. The base management fee referenced in the table above is based on the actual amounts incurred during the six months ended September 30, 2025, annualized for a full year, and is calculated on the Total Equity Base. The Total Equity Base reflects the impact of $115.0 million of our Series A and Series B Preferred Shares outstanding as of September 30, 2025 as well as our NAV for such period (as adjusted to account for the actions described above).

These base management fees are indirectly borne by holders of our common stock and are not borne by the holders of preferred shares, if any, or the holders of any other securities that we may issue. See “The Adviser and the Administrator — Investment Advisory Agreement — Base Management Fee and Incentive Fee” in our prospectus for additional information regarding the calculation of the management fee.

(5)	Amount reflects the estimated annual incentive fees payable to the Adviser during the fiscal year. The estimate assumes that the incentive fee earned will be proportional to the fee earned during the period ended, September 30, 2025. The incentive fee, which is payable quarterly in arrears, equals 20% of the excess, if any, of our “Pre-Incentive Fee Net Investment Income” that exceeds a 2.00% quarterly hurdle rate, which we refer to as the “Hurdle.” The incentive fee is computed and paid on income that may include interest that is accrued but not yet received in cash. No incentive fee is payable to the Adviser on capital gains whether realized or unrealized. The operation of the incentive fee for each quarter is as follows:

●	no incentive fee is payable to the Adviser in any calendar quarter in which our Pre-Incentive Fee Net Investment Income does not exceed the Hurdle of 2.00%

●	100% of our Pre-Incentive Fee Net Investment Income with respect to that portion of such Pre-Incentive Fee Net Investment Income, if any, that exceeds the Hurdle but is less than 2.50% in any calendar quarter is payable to the Adviser

●	20% of the amount of our Pre-Incentive Fee Net Investment Income, if any, that exceeds 2.50% in any calendar quarter is payable to the Adviser.

For a more detailed discussion of the calculation of this fee, see “The Adviser and the Administrator — Investment Advisory Agreement — Base Management Fee and Incentive Fee” in our prospectus.

(6)	“Interest payments on borrowed funds” represents our annualized interest expense and includes interest payable on the CIBC Credit Facility borrowings as outstanding on September 30, 2025. We may incur additional debt under the CIBC Credit Facility. In the event that we were to incur additional debt or issue debt securities our borrowing costs, and correspondingly our total annual expenses, would increase.

Semi-Annual Report | September 30, 2025	9

Sound Point Meridian Capital, Inc.	Fees and Expenses
(Unaudited)

(7)	“Other expenses,” which we estimate to total $4.4 million are estimated for the current fiscal year.
(8)	“Total annual expenses” is presented as a percentage of net assets attributable to common stockholders, because the holders of shares of our common stock (and not the holders of our preferred shares) bear all of our fees and expenses, all of which are included in this fee table presentation.

The indirect expenses associated with our CLO equity investments are not included in the fee table presentation, but if such expenses were included in the fee table presentation, then our total annual expenses would have been 10.67%.

Example

The following example is furnished in response to the requirements of the SEC and illustrates the various costs and expenses that you would pay, directly or indirectly, on a $1,000 investment in shares of our common stock for the time periods indicated, assuming (1) total annual expenses of 10.19% of net assets attributable to our common stock and (2) a 5% annual return*:

	1 Year	3 Years	5 years	10 Years
You would pay the following expenses on a $1,000 investment,assuming a 5% annual return	$102	$290	$459	$811

*	The example and the expenses in the tables above should not be considered as a representation of our future expenses, and actual expenses may be greater or less than those shown. The estimated incentive fee of 3.15% under the Investment Advisory Agreement, which assumes a 5% annual return, is included in the example. The example assumes that the estimated “other expenses” set forth in the Annual Expenses table are accurate, and that all dividends and distributions are reinvested at NAV. Our actual rate of return may be greater or less than the hypothetical 5% return shown in the example. The example does not include sales loads or estimated offering expenses which, if reflected, would result in higher expenses. In the event that the Company sells its securities publicly through underwriters or agents, the related prospectus supplement will disclose the applicable sales load and the estimated offering expenses borne by the Company.

10	www.soundpointmeridiancap.com

Sound Point Meridian Capital, Inc.	Statement of Assets and Liabilities
September 30, 2025 (Unaudited)

ASSETS
Investments, at fair value (Cost $590,623,859)	$535,181,438
Cash and cash equivalents	3,710,663
Interest receivable	50,977
Receivable for investments sold	2,000,000
Prepaid expenses and other assets	351,031
Total assets	541,294,109

LIABILITIES
Revolving credit facility payable	67,500,000
8.00% Series A Preferred Shares due 2029 (Principal $57,500,000); net of $1,708,705 of deferred issuance cost)	55,791,295
7.875% Series B Preferred Shares due 2030 (Principal $57,500,000); net of $1,839,635 of deferred issuance cost)	55,660,365
Payable for reverse repurchase agreements	10,000,000
Incentive fees payable (Note 5)	2,758,247
Advisory fees payable (Note 5)	2,015,922
Professional fees payable	748,779
Interest payable on revolving credit facility	348,871
Interest payable on reverse repurchase agreements	13,426
Transfer agent fees payable	4,629
Directors fees payable	1,027
Accrued expenses and other liabilities	229,626
Total liabilities	195,072,187

Commitments and contingencies (Note 10)

NET ASSETS applicable to common stock $0.001 par value, 450,000,000 shares authorized 20,474,155 shares issued and outstanding	$346,221,922

COMPOSITION OF NET ASSETS
Common stock, $0.001 par value	$20,474
Capital in excess of par value	394,951,116
Total distributable earnings/(accumulated losses)	(48,749,668)
NET ASSETS	$346,221,922

Net asset value per share	$16.91
Market price per share	$17.35
Percentage of market price premium to net asset value per share	2.60%

See Notes to Financial Statements.
Semi-Annual Report | September 30, 2025	11

Sound Point Meridian Capital, Inc.	Schedule of Investments
September 30, 2025 (Unaudited)

COMPANY/INVESTMENT(1)(2)(3)(4)	ACQUISITION DATE(5)	PRINCIPAL AMOUNT/ SHARES	Cost	Fair Value(6)
Collateralized Loan Obligations - Debt(7)(8)
Structured Finance - Debt
Ares LXX CLO, Ltd.
Secured Note - Class F, (3 Month SOFR + 8.64%, due 10/25/2035)	6/13/2024	$118,125	$118,358	$118,934
Ares LXVIII CLO, Ltd.
Secured Note - Class F, (3 Month SOFR + 10.08%, due 04/25/2035)	6/13/2024	51,000	51,271	51,003
KKR CLO 40, Ltd.
Secured Note - Class ER, (3 Month SOFR + 7.25%, due 10/20/2034)	6/13/2024	1,397,000	1,395,836	1,381,033
Rockford Tower CLO 2022-2, Ltd.
Secured Note - Class FR, (3 Month SOFR + 8.18%, due 10/20/2035)	6/13/2024	500,000	493,279	485,629
Total Collateralized Loan Obligations - Debt - (0.59%)			$2,058,744	$2,036,599

Collateralized Loan Obligations - Equity(8)(9)
Structured Finance - Equity
AB BSL CLO 5, Ltd.
Subordinated Note (effective yield 9.53%, maturity 1/20/2038)	11/18/2024	1,786,080	1,593,171	1,286,978
AB BSL CLO 6, Ltd.
Subordinated Note (effective yield 15.09%, maturity 7/20/2037)(10)	5/19/2025	8,173,770	7,325,166	6,945,910
AGL CLO 24, Ltd.
Subordinated Note (effective yield 11.43%, maturity 7/25/2036)(10)	6/13/2024	11,216,400	10,628,031	9,292,644
AGL CLO 28, Ltd.
Subordinated Note (effective yield 8.39%, maturity 1/21/2037)(10)	6/13/2024	17,771,250	15,483,399	13,068,718
AGL CLO 30, Ltd.
Subordinated Note (effective yield 10.63%, maturity 4/21/2037)(10)	6/13/2024	6,987,330	6,168,892	4,921,819
AGL CLO 33, Ltd.
Subordinated Note (effective yield 10.61%, maturity 7/21/2029)(10)	7/5/2024	19,600,000	16,437,303	15,019,341
Anchorage Capital CLO 16, Ltd.
Subordinated Note (effective yield 16.04%, maturity 1/19/2035)	6/13/2024	2,023,100	966,465	984,615
Anchorage Capital CLO 18, Ltd.
Subordinated Note (effective yield 4.39%, maturity 4/15/2034)	6/13/2024	1,800,000	820,862	532,530
Anchorage Capital CLO 24, Ltd.
Subordinated Note (effective yield 17.20%, maturity 4/15/2034)	6/13/2024	23,490,000	9,985,578	8,911,872
Ares LXX CLO, Ltd.
Subordinated Note (effective yield 21.76%, maturity 10/25/2035)	6/13/2024	10,125,000	8,279,173	8,830,518
Ares Loan Funding V, Ltd.
Subordinated Note (effective yield 17.39%, maturity 7/25/2037)	6/13/2024	2,677,500	2,020,058	1,863,192
Ares LXVIII CLO, Ltd.
Subordinated Note (effective yield 17.22%, maturity 4/25/2035)	6/13/2024	3,600,000	3,209,074	3,249,360
Bain Capital Credit CLO 2019-4, Ltd.
Subordinated Note (effective yield 13.18%, maturity 4/23/2035)	6/13/2024	300,000	166,894	146,198
Bain Capital Credit CLO 2022-4, Ltd.
Subordinated Note (effective yield 12.82%, maturity 7/16/2035)	6/13/2024	12,945,000	8,289,121	7,411,789
Bain Capital Credit CLO 2023-4, Ltd.
Subordinated Note (effective yield 19.31%, maturity 10/21/2036)	6/13/2024	8,216,975	7,100,181	6,841,864
Bain Capital Credit CLO 2023-2, Ltd.
Subordinated Note (effective yield 13.59%, maturity 7/18/2036)	6/14/2024	3,690,000	2,664,943	2,514,181
Bain Capital Credit CLO 2023-1, Ltd.
Subordinated Note (effective yield 12.22%, maturity 4/16/2036)	7/16/2024	12,579,000	8,717,322	7,705,895
Ballyrock CLO 23, Ltd.
Subordinated Note (effective yield 10.39%, maturity 4/25/2036)	6/13/2024	3,100,000	2,420,211	2,014,194
Benefit Street Partners CLO IX, Ltd.
Preferred Shares (effective yield 11.67%, maturity 7/25/2025)	6/6/2025	2,250	2,211,747	2,020,657
Benefit Street Partners CLO XV, Ltd.
Subordinated Note (effective yield 15.31%, maturity 7/18/2031)	4/24/2025	6,566,327	3,513,321	3,384,022
Benefit Street Partners CLO XXVII, Ltd.
Subordinated Note (effective yield 14.63%, maturity 10/20/2037)	9/11/2025	7,080,500	7,444,900	7,412,939

See Notes to Financial Statements.
12	www.soundpointmeridiancap.com

Sound Point Meridian Capital, Inc.	Schedule of Investments
September 30, 2025 (Unaudited)

COMPANY/INVESTMENT(1)(2)(3)(4)	ACQUISITION DATE(5)	PRINCIPAL AMOUNT/ SHARES	Cost	Fair Value(6)
Collateralized Loan Obligations - Equity(8)(9)(Continued)
Structured Finance - Equity (Continued)
Benefit Street Partners CLO XXXII, Ltd.
Subordinated Note (effective yield 17.03%, maturity 10/25/2036)	6/13/2024	$19,608,000	$17,162,482	$16,561,701
Benefit Street Partners CLO XXXIV, Ltd.
Subordinated Note (effective yield 12.43%, maturity 7/25/2037)	6/13/2024	13,841,800	12,536,302	11,009,809
Birch Grove CLO 4, Ltd.
Subordinated Note (effective yield 14.30%, maturity 4/15/2034)	7/2/2024	8,600,000	7,555,116	6,693,896
Birch Grove CLO 9, Ltd.
Subordinated Note (effective yield 8.04%, maturity 10/22/2037)	7/18/2024	6,090,000	6,282,521	5,210,909
Carlyle US CLO 2022-6, Ltd.
Subordinated Note (effective yield 16.16%, maturity 10/25/2036)(10)	6/13/2024	5,278,500	4,675,892	4,841,056
Carlyle US CLO 2022-4, Ltd.
Subordinated Note (effective yield 13.16%, maturity 7/25/2034)	6/13/2024	12,241,800	11,471,106	10,766,663
Carlyle US CLO 2023-5, Ltd.
Subordinated Note (effective yield 23.22%, maturity 1/27/2036)	6/13/2024	8,085,225	7,004,975	7,185,097
Carlyle US CLO 2023-1, Ltd.
Subordinated Note (effective yield 14.76%, maturity 7/20/2035)	6/13/2024	5,384,375	4,188,174	4,021,913
Carlyle US CLO 2024-5, Ltd.
Subordinated Note (effective yield 10.42%, maturity 10/25/2036)	9/26/2024	20,966,850	19,015,900	16,694,645
CIFC Funding 2014-V, Ltd.
Subordinated Note (effective yield 9.36%, maturity 7/17/2037)	7/24/2025	16,537,600	7,191,456	5,789,152
CIFC Funding 2017-V, Ltd.
Subordinated Note (effective yield 11.34%, maturity 7/17/2037)	7/8/2025	3,025,000	1,212,898	1,059,204
CIFC Funding 2017-I, Ltd.
Subordinated Note (effective yield 15.45%, maturity 4/21/2037)	5/14/2025	10,168,153	3,765,571	3,403,992
CIFC Funding 2018-V, Ltd.
Subordinated Note (effective yield 10.08%, maturity 7/15/2038)	7/21/2025	800,000	431,489	378,432
Danby Park CLO, Ltd.
Subordinated Note (effective yield 12.08%, maturity 10/21/2035)	6/13/2024	117,500	501,324	324,067
Dryden 76 CLO, Ltd.
Subordinated Note (effective yield 13.31%, maturity 10/15/2054)	8/8/2025	14,368,180	5,019,760	4,455,572
Dryden 83 CLO, Ltd.
Subordinated Note (effective yield 31.31%, maturity 4/18/2037)	5/6/2025	8,483,559	3,225,775	3,403,180
Dryden 87 CLO, Ltd.
Subordinated Note (effective yield 12.16%, maturity 5/20/2034)	6/17/2024	4,247,100	2,093,055	1,768,747
Dryden 93 CLO, Ltd.
Subordinated Note (effective yield 15.47%, maturity 1/15/2038)	6/12/2025	318,000	126,103	115,933
Dryden 102 CLO, Ltd.
Subordinated Note (effective yield 15.64%, maturity 10/15/2036)	2/7/2025	15,246,000	12,226,892	11,864,285
Dryden 107 CLO, Ltd.
Subordinated Note (effective yield 12.73%, maturity 8/15/2035)(10)	6/13/2024	11,345,200	9,536,920	8,971,140
Dryden 113 CLO, Ltd.
Income Note (effective yield 18.00%, maturity 10/20/2035)	5/14/2025	578,825	432,662	458,059
Dryden 119 CLO, Ltd.
Subordinated Note (effective yield 11.37%, maturity 4/15/2036)	6/13/2024	5,468,000	4,550,469	4,018,980
Eaton Vance CLO 2019-1, Ltd.
Subordinated Note (effective yield 9.43%, maturity 4/15/2031)(10)	6/13/2024	100,000	187,908	529,265
Elmwood CLO 32, Ltd.
Subordinated Note (effective yield 5.99%, maturity 10/18/2037)	7/29/2024	9,690,000	8,681,808	7,588,530
Generate CLO 3, Ltd.
Subordinated Note (effective yield 0.02%, maturity 10/20/2029)	6/13/2024	2,422,500	1,339,130	883,704
Generate CLO 6, Ltd.
Subordinated Note (effective yield 8.22%, maturity 1/22/2035)	6/13/2024	1,300,000	892,660	707,655
Generate CLO 9, Ltd.
Subordinated Note (effective yield 7.57%, maturity 10/20/2034)	6/13/2024	6,360,000	4,699,285	3,595,944

See Notes to Financial Statements.
Semi-Annual Report | September 30, 2025	13

Sound Point Meridian Capital, Inc.	Schedule of Investments
September 30, 2025 (Unaudited)

COMPANY/INVESTMENT(1)(2)(3)(4)	ACQUISITION DATE(5)	PRINCIPAL AMOUNT/ SHARES	Cost	Fair Value(6)
Collateralized Loan Obligations - Equity(8)(9)(Continued)
Structured Finance - Equity (Continued)
Generate CLO 12, Ltd.
Subordinated Note (effective yield 14.33%, maturity 7/20/2036)	6/13/2024	$750,000	$556,990	$520,012
Green Lakes Park CLO LLC
Subordinated Note (effective yield 23.83%, maturity 10/25/2033)	6/13/2024	2,021,760	1,172,943	1,477,381
KKR CLO 40, Ltd.
Subordinated Note (effective yield 0.00%, maturity 10/20/2034)	6/13/2024	9,394,000	5,510,045	3,047,179
KKR CLO 44, Ltd.
Subordinated Note (effective yield 0.98%, maturity 1/20/2036)	6/13/2024	10,809,375	8,488,716	7,017,662
KKR CLO 47, Ltd.
Subordinated Note (effective yield 9.22%, maturity 1/15/2038)	11/1/2024	3,567,500	3,176,878	2,815,578
KKR CLO 48, Ltd.
Subordinated Note (effective yield 8.16%, maturity 10/20/2036)	6/13/2024	5,630,625	4,491,498	3,476,742
Lewey Park CLO, Ltd.
Subordinated Note (effective yield 10.28%, maturity 10/20/2037)(10)	9/27/2024	31,162,500	27,398,209	25,075,461
Lodi Park CLO, Ltd.
Subordinated Note (effective yield 8.62%, maturity 7/21/2037)(10)	6/13/2024	10,593,285	9,282,691	7,965,172
Morgan Stanley Eaton Vance CLO 2022-18, Ltd.
Subordinated Note (effective yield 11.94%, maturity 10/20/2035)(10)	6/13/2024	5,951,000	4,554,739	4,111,650
Morgan Stanley Eaton Vance CLO 2022-17A, Ltd.
Subordinated Note (effective yield 9.17%, maturity 7/20/2035)(10)	6/13/2024	15,810,000	11,837,217	9,974,110
Neuberger Berman Loan Advisers CLO 43, Ltd.
Subordinated Note (effective yield 12.89%, maturity 7/17/2035)	6/13/2024	3,250,000	1,960,959	1,926,470
Neuberger Berman Loan Advisers CLO 54, Ltd.
Subordinated Note (effective yield 11.60%, maturity 4/23/2038)	6/13/2024	3,981,600	3,379,166	2,811,209
Neuberger Berman Loan Advisers CLO 55, Ltd.
Subordinated Note (effective yield 10.36%, maturity 4/22/2038)	6/13/2024	1,036,000	907,035	736,170
Neuberger Berman Loan Advisers CLO 57, Ltd.
Subordinated Note (effective yield 10.70%, maturity 10/24/2038)	9/18/2024	7,527,000	6,708,360	6,331,938
OCP CLO 2020-20, Ltd.
Subordinated Note (effective yield 9.31%, maturity 4/18/2037)	8/31/2025	2,000,000	1,500,859	1,263,960
OCP CLO 2021-22, Ltd.
Subordinated Note (effective yield 10.16%, maturity 12/2/2034)	6/13/2024	4,632,457	2,978,590	2,643,744
OCP CLO 2022-24, Ltd.
Subordinated Note (effective yield 11.37%, maturity 7/20/2035)	6/13/2024	9,938,088	6,536,821	6,258,511
OCP CLO 2023-28, Ltd.
Subordinated Note (effective yield 10.71%, maturity 7/16/2036)(10)	6/13/2024	690,000	626,822	617,926
OCP CLO 2024-31, Ltd.
Subordinated Note (effective yield 5.38%, maturity 4/20/2037)	6/13/2024	4,570,160	4,265,820	3,480,177
OCP CLO 2024-35, Ltd.
Subordinated Note (effective yield 5.37%, maturity 10/25/2037)(11)	8/20/2024	29,749,650	27,432,431	21,041,035
OCP CLO 2025-40, Ltd.
Subordinated Note (effective yield 10.42%, maturity 4/16/2038)	2/12/2025	16,712,800	15,365,194	14,660,802
Palmer Square CLO 2024-1, Ltd.
Subordinated Note (effective yield 11.54%, maturity 4/15/2037)	7/23/2025	3,200,000	2,695,250	2,466,272
Park Blue CLO 2022-1, Ltd.
Subordinated Note (effective yield 10.65%, maturity 10/20/2037)	1/30/2025	13,775,000	9,550,795	8,271,474
Park Blue CLO 2024-VI, Ltd.
Subordinated Note (effective yield 12.21%, maturity 1/25/2038)	12/16/2024	18,321,225	16,118,281	14,973,021
Park Blue CLO 2025-VII, Ltd.
Subordinated Note (effective yield 15.64%, maturity 4/25/2028)(10)	3/5/2025	13,076,910	13,116,204	13,139,409
RAD CLO 24, Ltd.
Subordinated Note (effective yield 11.74%, maturity 7/20/2037)	6/13/2024	1,450,575	1,250,547	1,015,576
RAD CLO 26, Ltd.
Subordinated Note (effective yield 12.67%, maturity 10/20/2037)(10)	8/7/2024	14,676,900	13,206,543	12,090,967

See Notes to Financial Statements.
14	www.soundpointmeridiancap.com

Sound Point Meridian Capital, Inc.	Schedule of Investments
September 30, 2025 (Unaudited)

COMPANY/INVESTMENT(1)(2)(3)(4)	ACQUISITION DATE(5)	PRINCIPAL AMOUNT/ SHARES	Cost	Fair Value(6)
Collateralized Loan Obligations - Equity(8)(9)(Continued)
Structured Finance - Equity (Continued)
Regatta 30 Funding, Ltd.
Subordinated Note (effective yield 12.18%, maturity 1/25/2038)(10)	11/25/2024	$8,685,300	$7,607,396	$7,181,093
Regatta 35 Funding, Ltd.
Subordinated Note (effective yield 15.95%, maturity 10/15/2038)(10)	8/15/2025	12,200,000	11,123,375	11,301,911
Regatta XIII Funding, Ltd.
Subordinated Note (effective yield 0.00%, maturity 7/15/2031)	7/25/2025	20,210,000	853,097	907,429
Regatta XXI Funding, Ltd.
Subordinated Note (effective yield 9.82%, maturity 10/20/2034)	6/13/2024	2,193,000	1,426,111	1,203,475
Regatta XXVII Funding, Ltd.
Subordinated Note (effective yield 16.22%, maturity 4/26/2037)	9/16/2025	660,000	449,986	446,818
Regatta XXVIII Funding, Ltd.
Subordinated Note (effective yield 8.92%, maturity 4/25/2037)	6/13/2024	2,656,000	2,157,271	1,650,678
Riverbank Park CLO, Ltd.
Subordinated Note (effective yield 11.08%, maturity 1/25/2038)(10)	12/18/2024	12,787,500	11,789,805	11,147,079
Rockford Tower CLO 2022-2, Ltd.
Subordinated Note (effective yield 9.93%, maturity 10/20/2035)(10)	6/13/2024	9,677,500	7,026,069	6,246,310
Rockford Tower CLO 2023-1, Ltd.
Subordinated Note (effective yield 14.99%, maturity 1/20/2036)(10)	6/13/2024	8,806,875	8,435,097	7,543,589
Rockford Tower CLO 2024-1, Ltd.
Subordinated Note (effective yield 27.64%, maturity 4/20/2037)(10)	6/13/2024	8,155,240	6,260,912	6,067,903
Rockford Tower CLO 2025-1, Ltd.
Subordinated Note (effective yield 16.36%, maturity 3/31/2038)(10)	2/3/2025	13,064,058	11,745,908	12,273,544
RRAM 2024-28, Ltd.
Subordinated Note (effective yield 7.32%, maturity 4/15/2037)	6/13/2024	10,802,400	5,838,032	4,911,527
RRAMX 2021-6A, Ltd.
Subordinated Note (effective yield 9.48%, maturity 1/15/2037)	6/13/2024	24,243,000	13,656,976	12,512,782
Silver Point CLO 10, Ltd.
Subordinated Note (effective yield 12.29%, maturity 7/15/2038)	5/29/2025	1,335,000	1,182,593	1,047,040
Silver Point CLO 11, Ltd.
Subordinated Note (effective yield 12.91%, maturity 7/15/2038)	6/30/2025	2,000,000	1,755,684	1,623,200
Tallman Park CLO, Ltd.
Subordinated Note (effective yield 12.69%, maturity 7/20/2038)(10)	6/26/2025	2,221,265	1,338,482	1,186,134
TCW CLO 2021-1, Ltd.
Subordinated Note (effective yield 13.78%, maturity 3/18/2034)	6/13/2024	778,400	385,434	343,593
Warwick Capital CLO 6, Ltd.
Subordinated Note (effective yield 10.27%, maturity 7/20/2038)(10)	5/22/2025	2,603,600	2,379,335	2,049,856
Total Collateralized Loan Obligations - Equity - (151.79%)			$580,934,611	$525,514,335

Loan Accumulation Facilities
BSP CLO Warehouse 2025-4, LTD. Warehouse Equity WH
Loan Accumulation Facility	8/8/2025	7,000,000	7,630,504	7,630,504
Total Loan Accumulation Facilities - (2.20%)			$7,630,504	$7,630,504

Total Investments - 154.58%			$590,623,859	$535,181,438

Liabilities in Excess of Other Assets - (54.58%)				(188,959,516)
Net Assets - 100.00%				$346,221,922

See Notes to Financial Statements.
Semi-Annual Report | September 30, 2025	15

Sound Point Meridian Capital, Inc.	Schedule of Investments
September 30, 2025 (Unaudited)

(1)	The Company is not affiliated with, nor does it “control” (as such term is defined in the 1940 Act, any of the issuers listed. In general, under the 1940 Act, the Company would be presumed to “control” an issuer if it owned 25% or more of its voting securities and would be an “affiliate” of the portfolio company if we owned 5% or more of its voting securities.
(2)	All or a portion of the securities are pledged as collateral for the Revolving Credit Facility as of September 30, 2025.
(3)	All securities exempt from registration under the Securities Act of 1933, as amended, and are deemed to be “restricted securities”.
(4)	Level 3 securities fair valued under procedures established by the Board of Directors, represent 154.58% of Net Assets. The total value of these securities is $535,181,438.
(5)	Acquisition date represents the initial purchase date of investment and/or the contribution date of the initial seed portfolio on June 13, 2024.
(6)	Fair value is determined by the Adviser in accordance with written valuation policies and procedures, subject to oversight by the Company’s Board of Directors, in accordance with Rule 2a-5 under the 1940 Act.
(7)	Variable rate investment. Interest rate shown reflects the rate in effect at the reporting date. Investment description includes the reference rate and spread.
(8)	The fair value of CLO equity and CLO Debt investments are classified as Level 3 investments. See Note 3 “Investments” for further discussion.
(9)	Weighted average effective yield on cost was 12.0%.
(10)	Fair Value includes the Company’s interest in fee rebates on CLO Subordinated notes.
(11)	Securities valued at $21,041,035 were pledged as collateral for reverse repurchase agreements as of September 30, 2025.

Reverse Repurchase Agreements

Counterparty	Interest Rate	Acquisition Date	Maturity Date	Amount
CIBC	6.90%	09/25/2025	10/07/2025	$10,000,000
				$10,000,000

Unfunded Commitments

The Company may make commitments to financial instruments with off-balance sheet risk in the normal course of our business. These instruments may include commitments to purchase securities in CLOs which have priced but not yet closed. As of September 30, 2025, we believed that we had adequate financial resources to satisfy our unfunded commitments. Our unfunded commitments to purchase securities in CLOs which have not yet closed is as follows:

Issuer	Investment	Closing	Unfunded	Notional	Cost	Fair Value
Benefit Street Partners CLO 43, Ltd.	Subordinated Note (effective yield –%, maturity 10/20/2038)	10/08/2025	$3,509,500	3,610,000	$–	$–
Total Unfunded Collateralized Loan Obligations - Equity			$3,509,500		$–	$–

See Notes to Financial Statements.
16	www.soundpointmeridiancap.com

Sound Point Meridian Capital, Inc.	Statement of Operations

For the Six Months Ended September 30, 2025 (Unaudited)
INVESTMENT INCOME
Collateralized loan obligations interest - Equity	$34,989,515
Collateralized loan obligations interest - Debt	126,647
Other income	4,322,569
Total investment income	$39,438,731

EXPENSES
Advisory fees (Note 5)	$3,933,541
Incentive fee (Note 5)	5,450,638
Professional fees	593,605
Administration and fund accounting fees	380,699
Directors’ fees	187,532
Insurance fees	133,054
Custodian fees	50,653
Transfer agent fees	33,740
General administrative fees	817,234
Interest expense	6,055,469
Total Expenses	17,636,165
NET INVESTMENT INCOME	$21,802,566

NET REALIZED GAIN/(LOSS) AND CHANGE IN UNREALIZED APPRECIATION/(DEPRECIATION) FROM INVESTMENTS
Net realized loss from investments	(1,060,869)
Net change in unrealized appreciation/(depreciation) on investments	(28,303,746)
NET REALIZED GAIN/(LOSS) AND UNREALIZED APPRECIATION/(DEPRECIATION) ON INVESTMENTS	(29,364,615)
NET DECREASE IN NET ASSETS RESULTING FROM OPERATIONS	$(7,562,049)

See Notes to Financial Statements.
Semi-Annual Report | September 30, 2025	17

Sound Point Meridian Capital, Inc.	Statements of Changes in Net Assets

	For the Six Months Ended September 30, 2025 (Unaudited)	For the Period June 13, 2024 (Commencement of operations) to March 31, 2025
OPERATIONS
Net investment income	$21,802,566	$44,862,542
Net realized gain/(loss) from investments	(1,060,869)	(123,917)
Net change in unrealized appreciation/(depreciation) from investments	(28,303,746)	(27,138,675)
Net increase/(decrease) in net assets resulting from operations	(7,562,049)	17,599,950

DISTRIBUTIONS
From return of capital (Note 2)	–	(13,932,148)
From net investment income	(30,598,079)	(28,189,490)
Net decrease in net assets from distributions	(30,598,079)	(42,121,638)

CAPITAL SHARE TRANSACTIONS
Reinvestment of distributions	1,782,619	2,379,632
Issuance of common stock purchase agreement (Note 6)	1,028,288	113,199
Issuances of common stock	–	86,018,042
In-kind transaction	–	317,581,958
Net increase from capital share transactions	2,810,907	406,092,831

Net increase/(decrease) in net assets	(35,349,221)	381,571,143

NET ASSETS
Beginning of period (Note 1)	381,571,143	–
End of period	$346,221,922	$381,571,143

Company Share Activity
Reinvestment of distributions	99,368	118,184
Shares sold pursuant to the common stock purchase agreement (see Note 6)	55,886	5,717
Shares sold	–	4,315,902
In-kind subscriptions	–	15,879,098
Net increase in shares outstanding	155,254	20,318,901

See Notes to Financial Statements.
18	www.soundpointmeridiancap.com

Sound Point Meridian Capital, Inc.	Statement of Cash Flows

For the Six Months Ended September 30, 2025 (Unaudited)
Cash Flows from Operating Activities:
Net decrease in net assets resulting from operations	$(7,562,049)
Adjustments to reconcile net decrease in net assets resulting from operations to net cash used in operating activities:
Purchase of investment securities	(81,067,817)
Proceeds from sale of investment securities	4,237,668
Amortization of premium and accretion of discount on investments	13,999,265
Net realized loss from investments	1,060,869
Net change in unrealized appreciation/(depreciation) on investments	28,303,746
(Increase)/decrease in assets:
Interest receivable	(3,405)
Prepaid expenses and other assets	(8,100)
Increase/(decrease) in liabilities:
Professional fees payable	427,496
Interest payable on reverse repurchase agreements	13,426
Transfer agent fees payable	(3,909)
Interest payable on revolving credit facility	(85,397)
Advisory fees payable	(87,603)
Directors fees payable	(93,788)
Incentive fee payable	(569,827)
Accrued expenses and other liabilities	(225,710)
Net cash used in operating activities	(41,665,135)

Cash Flows from Financing Activities:
7.875% Series B Preferred Shares due 2030	57,500,000
Deferred issuance cost - Preferred Shares	(1,779,084)
Payments on revolving credit facility	(45,000,000)
Borrowings on revolving credit facility	42,500,000
Borrowings on reverse repurchase agreements, net	10,000,000
Issuance of common stock purchase agreement	1,028,288
Distributions paid, net of reinvestment of distributions	(28,815,460)
Net cash provided by financing activities	35,433,744

Cash and cash equivalents, beginning of period	$9,942,054
Net change in cash and cash equivalents	$(6,231,391)
Cash and cash equivalents, end of period	$3,710,663

Supplemental disclosure of non-cash operating and financing activities:
Reinvestment of distributions (Note 2)	$1,782,619
Cash paid during the year for interest expense	$6,021,225
Cash paid during the year for franchise taxes	$67,970

See Notes to Financial Statements.
Semi-Annual Report | September 30, 2025	19

Sound Point Meridian Capital, Inc.	Notes to Financial Statements
September 30, 2025 (Unaudited)

1. ORGANIZATION

Sound Point Meridian Capital, Inc. (the “Company”) is an externally managed, non-diversified closed-end management investment company that has registered as an investment company under the Investment Company Act of 1940, as amended, or (the “1940 Act”). We intend to qualify annually as a regulated investment company, (“RIC”), under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), beginning with our tax year ended September 30, 2024. We were organized as Sound Point Meridian Capital, LLC, a Delaware limited liability company, on May 13, 2022. Effective March 13, 2024, we converted from a Delaware limited liability company to a Delaware corporation under the name Sound Point Meridian Capital, Inc. Sound Point Meridian Management Company, LLC, (the “Adviser”), is our investment adviser and manages our investments subject to the supervision of our board of directors. Sound Point Administration LLC (the “Administrator”), serves as our administrator. For further detail please refer to “Note 5. Related Party Transactions.”

On June 13, 2024 (commencement of operations), the Company priced its initial public offering (the “IPO”) and on June 14, 2024 the Company’s shares began trading on the New York Stock Exchange (the “NYSE”) under the symbol “SPMC”.

Our primary investment objective is to generate high current income, with a secondary objective of generating capital appreciation. We seek to achieve our investment objectives by investing primarily in third-party CLO equity and mezzanine tranches of predominately U.S.-dollar denominated CLOs backed by corporate leveraged loans issued primarily to U.S. obligors. This investment strategy looks to opportunistically shift between the primary and secondary CLO markets, seeking to identify the most compelling relative value. Our focus is on the primary CLO market (i.e., acquiring securities at the inception of a CLO) when the discrepancy between the value of a CLO’s assets and liabilities is believed to present an attractive investment opportunity. We will opportunistically switch to the secondary market (i.e., acquiring existing CLO securities) during times of market volatility or when we identify attractive investment opportunities. The Adviser aims to identify top-tier CLO managers with proven track records of outperformance through increasing the value of the loans held by the CLO, generating high equity distributions and active portfolio management. Additionally, the strategy is focused on CLOs with attractive structures which include flexibility for the CLO manager, strong cushions on covenants and cashflow ratios, terms that are favorable to the holders of CLO equity securities and reinvestment periods that are consistent with the Adviser’s current market views.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”), include the accounts of the Company. The Company follows the accounting and reporting guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 946, Financial Services — Investment Companies. The Company maintains its accounting records in U.S. dollars.

Use of Estimates

The financial statements have been prepared in accordance with GAAP, which requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from these estimates, which could be material. In the normal course of business, the Company may enter into contracts that contain a variety of representations and provide indemnifications. The Company’s maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

Cash and Cash Equivalents

Cash and cash equivalents consist of deposits held at custodian banks, and highly liquid investments, such as money market funds, each containing investments with original maturities of three months or less. The Company places its cash equivalents with financial institutions, and, at times, cash held in bank accounts may exceed the Federal Deposit Insurance Corporation (“FDIC”) insured limit. Cash equivalents are classified as Level 1 assets and are included on the Company’s Schedule of Investments. Cash equivalents, if any, are carried at cost or amortized cost which approximates fair value.

As of September 30, 2025, cash and cash equivalents were as follows:

Cash	$3,710,663
Cash Equivalents	–
Total Cash and Cash Equivalents	$3,710,663

Security Valuation

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

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Sound Point Meridian Capital, Inc.	Notes to Financial Statements
September 30, 2025 (Unaudited)

In determining fair value, the Company uses various valuation approaches. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs are to be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company’s assumptions about the inputs market participants would use in pricing the asset or liability and are determined based on the best information available in the circumstances.

Pursuant to Rule 2a-5 under the 1940 Act adopted by the United States Securities and Exchange Commission (“SEC”) in December 2020 (“Rule 2a-5”), the Board of Directors (“Board”) has designated the Adviser as the “valuation designee” to perform fair value determinations, subject to Board oversight and certain other conditions. In the absence of readily available market quotations, as defined by Rule 2a-5, the Adviser determines the fair value of the Company’s investments in accordance with its written valuation policy approved by the Board. There is no single method for determining fair value in good faith. As a result, determining fair value requires judgment to be applied to the specific facts and circumstances of each portfolio investment while employing a consistently applied valuation process for the types of investments held by the Company. Due to the uncertainty of valuation, this estimate may differ significantly from the value that would have been used had a ready market for the investments existed, and the differences could be material.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

●	Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company can access.

●	Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

●	Level 3 – Valuations based on unobservable inputs that are significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from investment to investment and are affected by a wide variety of factors, including the type of investment, whether the investment is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. These estimated values do not necessarily represent the amounts that may be ultimately be realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, these estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed.

Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for investments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company’s own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many investments, which could cause an investment to be reclassified to a lower level within the fair value hierarchy.

Fair Value Investments – Valuation Techniques and Inputs

Collateralized Loan Obligations

The fair value of collateralized loan obligations is determined by recently executed transactions or market price quotations (where observable) using the mean between bid and ask prices. In instances where significant inputs are unobservable or when multiple quotations are unavailable, the investments may be fair valued based on criteria such as the transaction price on entry, prices of comparable securities or a discounted cash flow model to reflect expected exit values in the investment’s principal market under current market conditions. Under such circumstances, these investments will be categorized in Level 3 of the fair value hierarchy.

Loan Accumulation Facilities

The Adviser determines the fair value of loan accumulation facilities in accordance with FASB ASC Topic 820, Fair Value Measurements and Disclosures, utilizing the income approach as described in ASC 820‐10‐55‐3F (the “Income Approach”), in which fair value measurement reflects current market expectations about the receipt of future amounts (i.e., exit price). Loan accumulation facilities are typically short‐ to medium‐term in nature and are formed to acquire loans on an interim basis that are expected to form part of a specific CLO transaction. Pursuant to the loan accumulation facilities’ governing documents, loans acquired by the loan accumulation facilities are typically required to be transferred to the contemplated CLO transaction at original cost plus accrued interest less interest earned by the Company for facilitating the investment. Because the loan accumulation facilities will receive their full cost basis in the underlying loan assets and the accrued interest thereon upon the consummation of the CLO transaction, the Adviser determines the fair value of the loan accumulation facilities as the sum of (A) the cost of the Company’s investment (i.e., the principal amount invested), and (B) accrued interest related to the accumulation of vehicle fundings.

Semi-Annual Report | September 30, 2025	21

Sound Point Meridian Capital, Inc.	Notes to Financial Statements
September 30, 2025 (Unaudited)

The Adviser categorizes loan accumulation facilities as Level 3 investments. There is no active market and prices are unobservable.

Reverse Repurchase Agreements

The Company may enter into reverse repurchase transactions for short term cash borrowing. On June 25, 2024, Sound Point Meridian Capital, Inc. entered into a Master Repurchase Agreement (“MRA”) with Canadian Imperial Bank of Commerce (“CIBC”). Under the MRA, the Company sells securities to CIBC with an agreement to repurchase them at a later date for a specified price. Reverse repurchase agreements are accounted for as secured borrowings and the cash received in exchange for securities delivered to CIBC is reflected as a liability on the Statement of Assets and Liabilities since the arrangement is short term in nature. Interest payments made on reverse repurchase agreements are reported as a component of interest expense on the Statements of Operations. The reverse repurchase agreements generally mature on the earlier of the related CLO closing date or three months after funding by CIBC to the Company.

For the period ended September 30, 2025, the average monthly balance and average interest rate in effect for reverse repurchase agreements were $7,000,000 and 7.07%.

Fair Value – Valuation Processes

The Adviser establishes valuation processes and procedures to ensure that the valuation techniques for investments are fair, consistent, and verifiable by designating an internal Valuation Committee (the “Committee”) to oversee the entire valuation process of the Company’s investments. The Committee is responsible for developing the Company’s written valuation processes and procedures, conducting periodic reviews of the valuation policies, and evaluating the overall fairness and consistent application of those valuation policies.

The Committee meets on a monthly basis, or more frequently as needed, to determine the valuations of the Company’s investments. Valuations determined by the Committee are required to be supported by market data, third-party pricing sources, industry accepted pricing models, broker quotes, or other methods the Committee deems to be appropriate, including the use of internal proprietary pricing models.

INVESTMENT TRANSACTIONS AND RELATED INVESTMENT INCOME

Securitization Vehicle and Investment Income

Investment transactions are accounted for on a trade-date basis. Realized gains and losses on investments sold are determined using the specific identification method. Dividends are recorded on the ex-dividend date and interest is recognized on an accrual basis. Premiums and discounts are amortized using the effective interest method over the lives of the respective investments.

CLO Equity

ASC Topic 325-40, Beneficial Interests in Securitized Financial Assets, requires investment income from equity tranche investments in collateralized loan obligations to be recognized under the effective yield method, with any difference between cash distributed and the amount calculated pursuant to the effective yield method being recorded as an adjustment to the amortized cost basis of the investment. The interest income is calculated using the effective yield, based on the estimated cash flow expected to be collected over the life of the investment. It is the Company’s policy to update the effective yield for CLO equity investment no less than quarterly.

CLO Debt

Interest income is recorded on an accrual basis using the contractual rate applicable to each debt investment and includes the accretion of market discounts and/or original issue discount (“OID”) and amortization of market premiums. Discounts from and premiums to par value on securities purchased are accreted or amortized into interest income over the life of the respective security using the effective yield method. The amortized cost of investments represents the original cost adjusted for the accretion of discounts and amortization of premiums, if any.

Generally, if the Company does not expect the borrower to be able to service its debt and other obligations, the Company will, on a discretionary basis, place the debt instrument on non-accrual status and will generally cease recognizing interest income on that loan for financial reporting purposes until all principal and interest have been brought current through payment or due to restructuring such that the interest income is deemed to be collectible. As of September 30, 2025, the Company did not have any investments in its portfolio on non-accrual status.

Loan Accumulation Facilities

Loan accumulation facilities recognize interest income in accordance with ASC Topic 325-40-35-1, which requires the holder of a beneficial interest in securitized financial assets to determine interest income over the life of the beneficial interest using the effective yield method, provided such amounts are expected to be collected. FASB ASC 325-40-20 further defines “beneficial interests,” among other things, as “rights to receive all or portions of specified cash inflows received by a trust or other entity.” FASB ASC 325-40-15-7 also states that for income recognition purposes, beneficial interests in securitized financial assets (such as those in loan accumulation facilities) are within the scope of ASC 325-40 because it is customary for certain industries, such as investment companies, to report interest income as a separate item in their income statements even though the investments are accounted for at fair value.

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Sound Point Meridian Capital, Inc.	Notes to Financial Statements
September 30, 2025 (Unaudited)

During the six months ended September 30, 2025, the Company recorded $1,866,115.86 of interest income from loan accumulation facilities. Such amounts are included in other income on the Statement of Operations. At the time the loan accumulation facility terminates, and the securitization period begins, there is no realized gain or loss that is recognized.

Other Income

Other income includes distributions from fee letters associated with portfolio investments. Distributions from fee letters represent an enhancement to the return on CLO equity investments and are recorded as other income when received. The Company may also earn success fees associated with its investments in loan accumulation facilities, which are contingent upon the closing of a CLO and issuance of its securities; such fees are earned and recognized when the repayment is completed. The Company also earns income on its cash balance, which is swept into an overnight sweep account at the close of business each day and then returned as cash the following business day.

Securities Transactions

Securities transactions are recorded on the trade date. Realized gains and losses on investments sold are recorded on the basis of specific identification. An optional redemption (“optionally redeemed”) feature of a CLO allows a majority of the holders of the equity securities issued by the CLO issuer, after the end of a specified non-call period, to cause the redemption of the secured notes issued by the CLO with proceeds paid either through the liquidation of the CLO’s assets or through a refinancing with new debt. The optional redemption is effectively a voluntary prepayment of the secured debt issued by the CLO prior to the stated maturity of such debt. Distributions received on CLO equity investments where the optional redemption feature has been exercised are first applied to the remaining cost basis until it is reduced to zero, after which distributions are recorded as realized gains.

Deferred Issuance Cost

Deferred issuance costs consist of fees and expenses incurred in connection with the Preferred Shares (refer to Note 7 “Mandatory Redeemable Preferred Shares”). Amortization of deferred issuance costs is recorded as an expense on the Statement of Operations on a straight-line basis.

Preferred Shares

The Company carries its mandatorily redeemable preferred shares at carrying value on the Statement of Assets and Liabilities, and not fair value, Refer to “Note 7. Mandatorily Redeemable Preferred Shares” for further details.

Federal and Other Taxes

The Company has elected to be treated, and intends to qualify annually, as a RIC under Subchapter M of the Internal Revenue Code, as amended (the “Code”), and, as such, to not be subject to federal income tax on the portion of its taxable income and gains distributed to stockholders. To qualify for RIC tax treatment, among other requirements, the Company must distribute at least 90% of its investment company taxable income, as defined by the Code, for each taxable year.

Because U.S. federal income tax regulations differ from GAAP, distributions in accordance with tax regulations may differ from net investment income and realized gains recognized for financial reporting purposes. Differences may be permanent or temporary. Permanent differences are reclassified among capital accounts in the financial statements to reflect their tax character. Temporary differences arise when certain items of income, expense, gain or loss are recognized at different times for financial reporting and tax purposes. The tax basis components of distributable earnings may differ from the amounts reflected in the Statement of Assets and Liabilities due to temporary book/tax differences arising primarily from partnerships and passive foreign investment company investments.

Distributions are determined in accordance with federal income tax regulations, which differ from GAAP, and, therefore, may differ significantly in amount or character from net investment income and realized gains for financial reporting purposes. Financial reporting records are adjusted for permanent book/tax differences to reflect tax character but are not adjusted for temporary differences.

As of the tax year ended September 30, 2024, the most recent tax year with available information, the components of accumulated earnings/(deficit) on a tax basis were as follows:

Accumulated Capital Gains/(Losses)	Other cumulative effect of timing differences	Net unrealized appreciation/(depreciation) on investments	Total
$(400,469)	$0	$6,322,518	$5,922,049

The difference between book basis and tax basis distributable earnings and unrealized appreciation/(depreciation) is primarily attributable to income recognition deferral for distributions received from certain CLO equity positions that qualify as passive foreign investment companies.

As of the tax year ended September 30, 2024, the Company has a net capital loss carryforward of $400,469.

Semi-Annual Report | September 30, 2025	23

Sound Point Meridian Capital, Inc.	Notes to Financial Statements
September 30, 2025 (Unaudited)

As of March 31, 2025, the federal income tax cost and net unrealized depreciation on securities were as follows:

Cost of investments for tax purposes	$512,067,357
Gross tax unrealized appreciation	26,023,127
Gross tax unrealized depreciation	(34,376,683)
Net tax unrealized appreciation (depreciation) on investments	$(8,353,556)

Distributions

The composition of distributions paid to common stockholders from net investment income and capital gains is determined in accordance with U.S. federal income tax regulations, which differ from GAAP. Distributions to common stockholders may be comprised of net investment income, net realized capital gains and return of capital for U.S. federal income tax purposes and are intended to be paid monthly. Under this policy, common stockholders are entitled to the Company’s distributions based on the common stock they hold on the record date. Distributions payable to common stockholders are recorded as a liability on the ex-dividend date and are paid to common stockholders on the payment date. A purchase of common stock of the Company before the declaration of a distribution may be disadvantageous because the distribution to common stockholders has the effect of reducing the net asset value (“NAV”) of the shares by the amount of the distribution. In addition, if an investor purchases shares through a taxable account, they could be subject to tax on the amount of the distribution. A purchase of shares of the Company at a time when net investment income and realized and unrealized capital gains have previously been earned but a corresponding distribution has not yet been declared may have tax implications and is referred to as “buying a dividend.”

Unless a common stockholder opts out of the Company’s dividend reinvestment plan (the “DRIP”), distributions are automatically reinvested in full shares of the Company pursuant to the DRIP.

In addition to the regular monthly distributions, and subject to available taxable earnings of the Company, the Company may make periodic special and/or supplemental distributions representing the excess of the Company’s net taxable income over the Company’s aggregate monthly distributions paid during the year.

Amounts required to be distributed reflects estimates made by the Company. The Company may carry forward taxable income in excess of calendar year distributions and may accrue a 4% federal excise tax on such undistributed income, as required.

The characterization of distributions paid to common stockholders, as set forth in the Financial Highlights, reflects estimates made by the Company for federal income tax purposes and is subject to change once the final determination of the source of all distributions has been made and the final tax return has been filed by the Company. To the extent that the Company’s distributions for the taxable year exceed current and accumulated earnings and profits, all or a portion of such distributions may be recharacterized as a tax return of capital to stockholders for federal income tax purposes. A tax return of capital distribution is generally not be taxable to stockholders but reduces a stockholder’s tax basis, to the extent thereof, in shares of the Company’s stock on which the distribution was received, thereby potentially increasing the amount of taxable gain (or reducing any capital loss) when those shares are sold or otherwise disposed of. Additional tax return of capital distributions received after a stockholder’s tax basis is reduced to zero will be taxable gain to such stockholder.

For the period ended September 30, 2025, the tax character of the distributions will not be determined until after the final tax returns are filed in 2026.

Nonetheless, it is possible that a portion of the distributions may constitute a return of capital.

Franchise Tax

The Company paid $67,970 of Delaware Franchise tax expense for the six months ended September 30, 2025 as reported on the Statement of Operations.

3. INVESTMENTS

Fair value measurements

The Company’s assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company’s significant accounting policies in Note 1. The following table presents information about the Company’s assets measured at fair value as of September 30, 2025:

Investments in Securities at Value	Level 1	Level 2	Level 3	Total
Collateralized Loan Obligations - Debt	$–	$–	$2,036,599	$2,036,599
Collateralized Loan Obligations - Equity	$–	$–	525,514,335	525,514,335
Loan Accumulation Facilities	$–	$–	7,630,504	7,630,504
Total	$–	$–	$535,181,438	$535,181,438

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Sound Point Meridian Capital, Inc.	Notes to Financial Statements
September 30, 2025 (Unaudited)

Financial instruments disclosed, but not carried, at fair value

The following table presents the carrying value and fair value of the Company’s financial liabilities disclosed, but not carried at fair value as of September 30, 2025 and the level of each financial liability within the fair value hierarchy:

Financial Instruments	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Series A 2024 8%	$55,791,295	$57,822,000	$–	$57,822,000	$–
Series B 2025 7.875%	55,660,365	57,730,000	–	57,730,000	–
Reverse Repurchase Agreements	10,000,000	10,000,000	–	10,000,000	–
Revolving Credit Facility	67,500,000	67,500,000	–	–	67,500,000
Total	$188,951,660	$193,052,000	$–	$125,552,000	$67,500,000

Significant Unobservable Inputs

The following table summarizes the quantitative inputs and assumptions used for investments categorized as Level 3 of the fair value hierarchy as of September 30, 2025:

Asset	Fair Value as of September 30, 2025	Valuation Methodology	Unobservable Inputs	Range	Weighted Average*
CLO Equity	$519,986,945	Market quotes(1)	NBIM(2)	4.5% - 104.7%	68.13%
CLO Fee Notes	5,527,390	Discounted Cash Flow(3)	Discount Rate	15.00%	15.00%
CLO Debt	2,036,599	Market quotes(1); NBIM(2)	NBIM(2)	97.1% - 100.7%	98.57%
Loan Accumulation Facilities	7,630,504	Recent Transactions	Yield	22.22%	N/A
Total	$535,181,438

*	Weighted average calculations are based on fair value of investments.
(1)	The Company relies on non-binding mid prices, sourced from independent pricing services such as Markit or brokers/dealers, as a key input for determining the fair value of CLO debt and equity investments as of the valuation date. These prices may be adjusted to reflect any pending equity distributions and/or general market performance. The prices are evaluated by the Valuation Committee alongside additional input from the investment team and reports provided by the independent trustees of each CLO. The Company conducts market appropriateness evaluations on each position provided by these sources, with scenario analysis and assumptions that are recalibrated by market information and trading levels.
(2)	Market Quotes received are Non‐Binding Indicative Mid Prices (“NBIM”), which are not directly observable, as they are provided by third parties with independent rationale as to selection of market‐based inputs used to derive the prices, as well as expert judgement relating to the calibration and/or weighting of those inputs.
(3)	The Company values fee rebate side letters based on the negotiated rebates and fee holidays.

In addition to the techniques and inputs noted in the above table, the Adviser may use other valuation techniques and methodologies when determining the fair value measurements of the Company’s investments, as provided for in the Adviser’s valuation policy approved by the Board. Please refer to Note 2 “Summary of Significant Accounting Policies” for further discussion. The above table is not intended to be all-inclusive, but rather provides information on the significant Level 3 inputs as they relate to the Company’s fair value measurements as of September 30, 2025. Unobservable inputs and assumptions are reviewed at each measurement date and updated as necessary to reflect current market conditions.

The following table shows the aggregate changes in fair value of the Company’s Level 3 investments during the period ended September 30, 2025:

	Asset Type
	Collateralized Loan Obligations - Debt	Collateralized Loan Obligations - Equity	Loan Accumulation Facilities	Total
Balance as of March 31, 2025	$1,987,136	$492,884,184	$8,843,849	$503,715,169
Amortization	(259)	(13,975,661)	(23,345)	(13,999,265)
Realized Gain/(Loss)	–	(1,060,869)	–	(1,060,869)
Change in Unrealized Appreciation/Depreciation	49,722	(28,353,468)	–	(28,303,746)
Purchases	–	82,257,817	27,792,264	110,050,081
Sales Proceeds	–	(6,237,668)	(28,982,264)	(35,219,932)
Transfer into Level 3	–	–	–	–
Transfer Out of Level 3	–	–	–	–
Balance as of September 30, 2025	$2,036,599	$525,514,335	$7,630,504	$535,181,438
Net change in unrealized appreciation/(depreciation) included in the Statements of Operations attributable to Level 3 investments held at September 30, 2025	$49,722	$(28,353,468)	$–	$(28,303,746)

Semi-Annual Report | September 30, 2025	25

Sound Point Meridian Capital, Inc.	Notes to Financial Statements
September 30, 2025 (Unaudited)

Purchase and Sales of Investment Securities

The cost of purchases and proceeds from the sale of securities, other than short‐term securities, for the period ended September 30, 2025 were as follows:

Company	Purchases of Securities	Proceeds From Sales of Securities
Sound Point Meridian Capital Inc.	$81,067,817	$4,237,668

4. RISK AND UNCERTAINTIES

The following list is not intended to be a comprehensive list of all of the potential risks associated with the Company. The Company’s prospectus provides a detailed discussion of the Company’s risks and considerations. The risks described in the prospectus are not the only risks the Company faces. Additional risks and uncertainties not currently known to the Company or that are currently deemed to be immaterial also may materially and adversely affect our business, financial condition and/or operating results.

Risks of Investing in CLOs and Other Structured Debt Securities

CLOs and other structured finance securities are generally backed by a pool of credit-related assets that serve as collateral. Accordingly, CLO and structured finance securities present risks similar to those of other types of credit investments, including default (credit), interest rate and prepayment risks. In addition, CLOs and other structured finance securities are often governed by a complex series of legal documents and contracts, which increases the risk of dispute over the interpretation and enforceability of such documents relative to other types of investments.

Subordinated Securities Risk

CLO equity and junior debt securities that the Company may acquire are subordinated to more senior tranches of CLO debt. CLO equity and junior debt securities are subject to increased risks of default relative to the holders of senior priority interests in the same CLO. In addition, at the time of issuance, CLO equity securities are under collateralized in that the face amount of the CLO debt and CLO equity of a CLO at inception exceeds its total assets. The Company will typically be in a subordinated or first loss position with respect to realized losses on the underlying assets held by the CLOs in which the Company is invested.

Credit Risk

If (1) a CLO in which the Company invests, (2) an underlying asset of any such CLO or (3) any other type of credit investment in the Company’s portfolio declines in price or fails to pay interest or principal when due because the issuer or debtor, as the case may be, experiences a decline in its financial status, the Company’s income, net asset value (“NAV”) and/or market price would be adversely impacted.

Key Personnel Risk

The Adviser manages our investments. Consequently, the Company’s success depends, in large part, upon the services of the Adviser and the skill and expertise of the Adviser’s professional personnel. There can be no assurance that the professional personnel of the Adviser will continue to serve in their current positions or continue to be employed by the Adviser. We can offer no assurance that their services will be available for any length of time or that the Adviser will continue indefinitely as the Company’s investment adviser.

Prepayment Risk

The assets underlying the CLO securities in which the Company invests are subject to prepayment by the underlying corporate borrowers. As such, the CLO securities and related investments in which the Company invests are subject to prepayment risk. If the Company or a CLO collateral manager are unable to reinvest prepaid amounts in a new investment with an expected rate of return at least equal to that of the investment repaid, the Company’s investment performance will be adversely impacted.

Liquidity Risk

Generally, there is no public market for the CLO investments in which the Company invests. As such, the Company may not be able to sell such investments quickly, or at all. If the Company can sell such investments, the prices the Company receives may not reflect the Adviser’s assessment of their fair value or the amount paid for such investments by the Company.

Fair Valuation of the Company’s Portfolio Investments

Generally, there is no public market for the CLO investments and certain other credit assets in which the Company may invest. The Adviser values these securities at least monthly, or more frequently as may be required from time to time, at fair value. The Adviser’s determinations of the fair value of the Company’s investments have a material impact on the Company’s net earnings through the recording of unrealized appreciation or depreciation of investments and may cause the Company’s NAV on a given date to understate or overstate, possibly materially, the value that the Company ultimately realizes on one or more of the Company’s investments.

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Sound Point Meridian Capital, Inc.	Notes to Financial Statements
September 30, 2025 (Unaudited)

Limited Investment Opportunities Risk

The market for CLO securities is more limited than the market for other credit related investments. The Company can offer no assurances that sufficient investment opportunities for the Company’s capital will be available. In recent years there has been a marked increase in the number of, and flow of capital into, investment vehicles established to pursue investments in CLO securities whereas the size of the market is relatively limited. While the Company cannot determine the precise effect of such competition, such increase may result in greater competition for investment opportunities, which may result in an increase in the price of such investments relative to the risk taken on by holders of such investments. Such competition may also result, under certain circumstances, in increased price volatility or decreased liquidity with respect to certain positions.

Market Risk

Political, regulatory, economic and social developments, and developments that impact specific economic sectors, industries or segments of the market, can affect the value of the Company’s investments. A disruption or downturn in the capital markets and the credit markets could impair the Company’s ability to raise capital, reduce the availability of suitable investment opportunities for the Company, or adversely and materially affect the value of the Company’s investments, any of which would negatively affect the Company’s business. These risks may be magnified if certain events or developments adversely interrupt the global supply chain and could affect companies worldwide.

Loan Accumulation Facility Investment Risk

The Company may invest in loan accumulation facilities, which are short to medium term facilities often provided by the bank that will serve as placement agent or arranger on a CLO transaction and which acquire loans on an interim basis which are expected to form part of the portfolio of a future CLO. Investments in loan accumulation facilities have risks similar to those applicable to investments in CLOs. Leverage is typically utilized in such a facility and as such the potential risk of loss will be increased for such facilities employing leverage. In the event a planned CLO is not consummated, or the loans are not eligible for purchase by the CLO, the Company may be responsible for either holding or disposing of the loans. This could expose the Company to credit and/or mark-to-market losses, and other risks.

Reinvestment Risk

CLOs will typically generate cash from asset repayments and sales that may be reinvested in substitute assets, subject to compliance with applicable investment tests. If the CLO collateral manager causes the CLO to purchase substitute assets at a lower yield than those initially acquired or sale proceeds are maintained temporarily in cash, it would reduce the excess interest-related cash flow, thereby having a negative effect on the fair value of the Company’s assets. In addition, the reinvestment period for a CLO may terminate early, which would cause the holders of the CLO’s securities to receive principal payments earlier than anticipated. There can be no assurance that the Company will be able to reinvest such amounts in an alternative investment that provides a comparable return relative to the credit risk assumed.

Interest Rate Risk

The price of certain of the Company’s investments may be significantly affected by changes in interest rates. Although senior secured loans are generally floating rate instruments, the Company’s investments in senior secured loans through investments in junior equity and debt tranches of CLOs are sensitive to interest rate levels and volatility. For example, because the senior secured loans constituting the underlying collateral of CLOs typically pay a floating rate of interest, a reduction in interest rates would generally result in a reduction in the residual payments made to the Company as a CLO equity holder (as well as the cash flow the Company receives on the Company’s CLO debt investments and other floating rate investments). Further, in the event of a significant rising interest rate environment and/or economic downturn, loan defaults may increase and result in credit losses that may adversely affect the Company’s cash flow, fair value of the Company’s assets and operating results. Because CLOs generally issue debt on a floating rate basis, an increase in the relevant benchmark index will increase the financing costs of CLOs. Furthermore, certain senior secured loans that constitute the collateral of the CLOs in which the Company invests may continue to pay interest at a floating rate based on Secured Overnight Financing Rate (“SOFR”) or may convert to a fixed rate of interest.

Counterparty Risk

The Company may be exposed to counterparty risk, which could make it difficult for the Company or the issuers in which the Company invests to collect on obligations, thereby resulting in potentially significant losses.

5. RELATED PARTY TRANSACTIONS

Investment Adviser

On May 9, 2024, the Company entered into an advisory agreement with the Adviser (the “Advisory Agreement”). Pursuant to the terms of the Advisory Agreement, the Company pays the Adviser, for its services, a management fee equal to an annual rate of 1.75% of our Total Equity Base which is calculated quarterly and payable quarterly in arrears. “Total Equity Base” means the NAV attributable to the common stock (prior to the application of the base management fee or incentive fee) and the paid-in or stated capital of the preferred interests in the Company (howsoever called), if any. For the six months ended September 30, 2025, the Company was charged a management fee of $3,933,541, of which $2,015,922 was payable as of September 30, 2025.

Semi-Annual Report | September 30, 2025	27

Sound Point Meridian Capital, Inc.	Notes to Financial Statements
September 30, 2025 (Unaudited)

We have agreed to pay the Adviser as compensation under the Advisory Agreement a quarterly incentive fee up to 20% of our Pre-Incentive Fee Net Investment Income, which means interest income, dividend income and any other income accrued during the quarter minus the Company’s operating expenses, interest expense or interest on debt outstanding, but excluding the incentive fee for the immediately preceding calendar quarter, subject to a quarterly preferred return, or hurdle, of 2.00% (8.00% annualized) and a catch-up feature. Pre-Incentive Fee Net Investment Income includes, in the case of investments with a deferred interest feature (such as original issue discount, payment-in-kind interest and zero coupon securities), accrued income that we have not yet received in cash. No incentive fee is payable to the Adviser on capital gains whether realized or unrealized. The incentive fee is paid quarterly in arrears to the Adviser as follows:

●	no incentive fee in any calendar quarter in which our Pre-Incentive Fee Net Investment Income does not exceed 2.00%;

●	100% of our Pre-Incentive Fee Net Investment Income with respect to that portion of such Pre-Incentive Fee Net Investment Income, if any, that exceeds the hurdle rate but is less than 2.50% in any calendar quarter (10.00% annualized). We refer to this portion of our Pre-Incentive Fee Net Investment Income (which exceeds the hurdle but is less than 2.50%) as the “catch-up.” The “catch-up” is meant to provide the Adviser with 20% of our Pre-Incentive Fee Net Investment Income as if a hurdle did not apply if this net investment income meets or exceeds 2.50% in any calendar quarter; and

●	20% of the amount of our Pre-Incentive Fee Net Investment Income, if any, that exceeds 2.50% in any calendar quarter (10.00% annualized) is payable to the Adviser (that is, once the hurdle is reached and the catch-up is achieved, 20% of all Pre-Incentive Fee Net Investment Income thereafter is paid to the Adviser).

There is no offset in subsequent quarters for any quarter in which an incentive fee is not earned. For the period ended September 30, 2025, the Company recognized incentive fee expense of $5,450,638. For the period ended September 30, 2025, the Company had an Incentive Fee payable of $2,758,247.

Administrator

Effective May 9, 2024, the Company entered into an administration agreement (the “Administration Agreement”) with the Administrator, an affiliate of the Adviser. Pursuant to the Administration Agreement, the Administrator furnishes the Company with office facilities, equipment, and clerical, bookkeeping, and record-keeping services at such facilities. Under the Administration Agreement, the Administrator performs, or arranges for the performance of, our required administrative services, which include being responsible for the financial records that we are required to maintain and preparing reports to our stockholders. In addition, the Administrator provides the Company with accounting services, assists the Company in determining and publishing our NAV, oversees the preparation and filing of our tax returns, monitors our compliance with tax laws and regulations and prepares and assists the Company with any audits by an independent public accounting firm of our financial statements. The Administrator is also responsible for the printing and dissemination of reports to our stockholders and the maintenance of our website. It provides support for our investor relations and generally oversees the payment of our expenses and the performance of administrative and professional services rendered to the Company by others and provides such other administrative services as we may from time to time designate. Payments under the Administration Agreement are equal to an amount based upon our allocable portion of the Administrator’s overhead in performing its obligations under the Administration Agreement. Our allocable portion of such total compensation is based on an allocation of the time spent on the Company relative to other matters. To the extent the Administrator outsources any of its functions, we pay the fees on a direct basis, without profit to the Administrator.

Certain accounting and other administrative services have been delegated by the Administrator to ALPS Fund Services, Inc. (“SS&C ALPS”). The Administration Agreement may be terminated by the Company without penalty upon not less than 60 days’ written notice to the Administrator and by the Administrator upon not less than 90 days’ written notice to the Company. The approved Administration Agreement will remain in effect if approved by the Board, including by a majority of our independent directors, on an annual basis.

When considering the approval of the Administration Agreement, the Board considers, among other factors, (i) the reasonableness of the compensation paid by the Company to the Administrator and any third-party service providers in light of the services provided, the quality of such services, any cost savings to the Company as a result of the arrangements, and any conflicts of interest, (ii) the methodology employed by the Administrator in determining how certain expenses are allocated to the Company, the Adviser and other relevant persons, (iii) the breadth, depth, and quality of such administrative services provided, (iv) the at-cost nature of the compensation provided by the Adviser to the Company, and (v) the possibility of obtaining such services from a third party.

For the period ended September 30, 2025, the Company incurred a total of $380,699 in administration fees, consisting of $197,288 and $183,411 relating to services provided by the Administrator and SS&C ALPS, respectively, which are included in the Statement of Operations, and of which $80,149 was payable as of September 30, 2025 and reflected on the Statement of Assets and Liabilities as part of accrued expenses and other liabilities.

No compensation is, or is expected to be, paid by the Company to directors who are “interested persons” of the Company, as such term is defined in the 1940 Act, or our officers. We have obtained directors’ and officers’ liability insurance on behalf of our directors and officers.

Affiliated Ownership

As of September 30, 2025, the Adviser and its affiliates and senior investment team held an aggregate of 26.7% of the Company’s common stock.

28	www.soundpointmeridiancap.com

Sound Point Meridian Capital, Inc.	Notes to Financial Statements
September 30, 2025 (Unaudited)

Exemptive Relief

In certain instances, we expect to co-invest on a concurrent basis with other accounts managed by the Adviser and certain of the Adviser’s affiliates and may do so, subject to compliance with applicable regulations and regulatory guidance and the Adviser’s written allocation procedures. The Company and the Adviser received exemptive relief from the SEC, on May 15, 2024, to permit the Company and certain of our affiliates to participate in certain negotiated co-investments alongside other accounts managed by the Adviser or certain of its affiliates, subject to certain conditions.

6. COMMON STOCK

As of September 30, 2025, there were 450,000,000 shares of common stock authorized, of which 20,474,155 shares were issued and outstanding.

On June 13, 2024, (commencement of operations), the Company issued 16,020,000 shares of common stock in exchange for $320,400,000 of Private Fund net assets at a value of $20.00 per share.

Pursuant to the final prospectus filed on the IPO closing date on June 17, 2024, the Company issued 4,000,000 shares of common stock at an initial public offering price of $20.00 per share for net proceeds of $80,000,000.

On July 11, 2024, pursuant to the original IPO prospectus filed on the IPO closing date, the Company issued additional common stock via the overallotment of 175,000 shares at an initial public offering price of $20.00 per share for net proceeds of $3,500,000.

On March 14, 2025, the Company entered into a committed equity financing agreement (“Common Stock Purchase Agreement”) with B. Riley Principal Capital II, LLC (“BRPC II”). Under this agreement, the Company has the right, but not the obligation, to direct BRPC II to purchase up to the lesser of (i) $25,000,000 in aggregate gross purchase price of our common stock and (ii) 4,052,100 shares of common stock over a 36‐month period. Since inception of the agreement through September 30, 2025, BRPC II purchased 61,603 shares, resulting in $1,141,487 net proceeds to the Company.

7. MANDATORY REDEEMABLE PREFERRED SHARES

The Company issued 4,600,000 shares of mandatorily redeemable preferred shares at a par value of $0.001 per share, and had 4,600,000 outstanding at September 30, 2025. As of September 30, 2025, the Company had two series outstanding: 8.00% Series A 2024 Preferred Shares and 7.875% Series B 2025 Preferred Shares (collectively, the “Preferred Shares”).

The Company must redeem all outstanding Preferred Shares on their respective redemption dates at $25 per share plus any accumulated but unpaid dividends to the redemption date. The redemption obligation cannot be amended, altered, or repealed without the unanimous consent of the holders of the Preferred Shares. On or after the optional redemption date, the Company may, at its sole discretion, redeem the Preferred Shares at $25 per share plus any accumulated but unpaid dividends. With Board authorization, the Company may also repurchase Preferred Shares in the open market and extinguish the obligation. As of September 30, 2025, accumulated but unpaid dividends on the Series A and Series B Preferred Shares totaled $0.

The Company’s Preferred Share balances as of September 30, 2025, were as follows:

	8.00% Series A 2024 Preferred Shares	7.875% Series B 2025 Preferred Shares
Shares outstanding at March 31, 2025	2,300,000	–
Shares issued	–	2,300,000
Shares redeemed	–	–
Shares outstanding at September 30, 2025	2,300,000	2,300,000

	8.00% Series A 2024 Preferred Shares	7.875% Series B 2025 Preferred Shares
Principal value	$57,500,000	$57,500,000
Deferred issuance cost	(1,708,705)	(1,839,635)
Carrying value	$55,791,295	$55,660,365
Fair value(1)	$57,822,000	$57,730,000
Fair value price per share(1)	$25.14	$25.10

(1)	Represents the September 30, 2025 closing market price per share of Series A and Series B Preferred shares on the NYSE.

Semi-Annual Report | September 30, 2025	29

Sound Point Meridian Capital, Inc.	Notes to Financial Statements
September 30, 2025 (Unaudited)

The terms of the Company’s Preferred Share offerings are as set forth in the table below:

	8.00% Series A 2024 Preferred Shares	7.875% Series B 2025 Preferred Shares
Offering price per share	$25.00	$25.00
Term redemption date	November 30, 2029	July 31, 2030
Term redemption price per share	$25.00	$25.00
Optional redemption date	November 30, 2026	July 31, 2027
Stated interest rate	8.00%	7.785%

The table below summarizes the components of interest expense, effective interest rates and cash paid on the Preferred Shares for the period ended September 30, 2025:

	8.00% Series A 2024	7.875% Series B 2025
	Preferred Shares	Preferred Shares
Stated interest expense	$2,301,839	$955,938
Amortization of deferred issuance costs	$205,449	$190,738
Total interest expense	$2,507,288	$1,146,676
Weighted average effective interest rate	8.27%	8.14%

8. REVOLVING CREDIT FACILITY

The Company may utilize leverage to the extent permitted by the 1940 Act. The Company may obtain leverage using any form of financial leverage instruments, including funds borrowed from banks or other financial institutions, margin facilities, notes or preferred shares and leverage attributable to repurchase agreements or similar transactions. Instruments that create leverage are generally considered to be senior securities under the 1940 Act. The use of leverage creates an opportunity for increased net income and capital appreciation, but also creates additional risks and expenses which will be borne entirely by common stockholders. The Company’s leverage strategy may not ultimately be successful.

On July 8, 2024, the Company entered into a $100,000,000 revolving credit facility with CIBC (the “Revolving Credit Facility”), which may be increased up to $125,000,000 at the option of existing and/or new lenders (the “Commitment Amount”). The Revolving Credit Facility is secured by a first‐priority perfected security interest in substantially all of the assets of the Company, including, without limitation, all eligible portfolio investments of the Company, subject to certain exceptions. Borrowings under the Revolving Credit Facility bear interest at term SOFR for 1 month or 3 month plus a margin of 3.75% per annum.

On August 6, 2025, the Company amended its Revolving Credit Agreement with the CIBC. The amendment extends the facility’s maturity to August 4, 2028, and permits one optional 364-day extension. The aggregate commitment increases up to $150 million.

Borrowings continue to bear interest at Term SOFR for 1 month or 3 month plus 3.75%. A 0.50% commitment fee applies to unused commitments when utilization falls below 70%. Prepayments are prohibited prior to August 6, 2026, without lender consent, after which prepayment premiums decline from 1.00% to 0%.

The facility remains secured by substantially all Company assets, with Bank of New York Mellon serving as custodian and collateral agent. The amendment maintains key covenants, including a maximum loan-to-value ratio of 50% and compliance with the 200% asset coverage requirement under the Investment Company Act of 1940.

As of September 30, 2025, the Company had outstanding borrowings of $67,500,000 at a blended current yield of 7.98%. The interest expense for the period ending September 30, 2025 on the Revolving Credit Facility was $2,622,700 inclusive of any unused fee $60,208, and is recorded in interest expense on the Statement of Operations. As of September 30, 2025, the Company was in compliance with financial and collateral coverage covenants under the Revolving Credit Facility.

See Note 9 “Asset Coverage” for further discussion on the Company’s calculation of asset coverage with respect to the Revolving Credit Facility.

9. ASSET COVERAGE

Under the provisions of the 1940 Act, the Company is permitted to issue senior securities, including debt securities and preferred shares, and borrowings from banks or other financial institutions, provided that the Company satisfies certain asset coverage requirements.

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Sound Point Meridian Capital, Inc.	Notes to Financial Statements
September 30, 2025 (Unaudited)

With respect to senior securities that are stocks, such as the Preferred Shares, the Company is required to have asset coverage of at least 200%, as measured at the time of issuance of any such senior securities that are stocks and calculated as the ratio of the Company’s total assets, less all liabilities and indebtedness not represented by senior securities, over the aggregate amount of the Company’s outstanding senior securities representing indebtedness plus the aggregate liquidation preference of any outstanding shares of senior securities that are stocks.

With respect to senior securities representing indebtedness, such as the Revolving Credit Facility or any bank borrowings (other than temporary borrowing as defined under the 1940 Act), the Company is required to have asset coverage of at least 300%, as measured at the time of borrowing and calculated as the ratio of the Company’s total assets, less all liabilities and indebtedness not represented by senior securities, over the aggregate amount of the Company’s outstanding senior securities representing indebtedness.

If the Company’s asset coverage declines below 300% (or 200%, as applicable), the Company would be prohibited under the 1940 Act from incurring additional debt or issuing additional preferred shares and from declaring certain distributions to its stockholders. In addition, if applicable, financing documents may require the Company to cure coverage shortfalls within specified time frames.

The following table summarizes the Company’s asset coverage with respect to its Preferred Shares and Revolving Credit Facility as of September 30, 2025:

As of September 30, 2025
Total Assets	$541,294,109
Less liabilities and debt not represented by senior securities	(12,572,187)
Net total assets and liabilities not represented by senior securities	$528,721,922
Revolving Credit Facility	$67,500,000
Preferred Shares	$115,000,000
Asset coverage for senior securities represented by debt (300%)(1)	783%
Asset coverage for senior securities including preferred shares (200%)(2)	290%

(1)	Asset coverage for senior securities represented by debt is calculated in accordance with Section 18(h) of the 1940 Act.
(2)	Asset coverage for senior securities including preferred shares, is calculated in accordance with Section 18(h) of the 1940 Act.

10. COMMITMENTS AND CONTINGENCIES

As of September 30, 2025, the Company had one unfunded commitment to purchase a CLO equity security related to existing investments in loan accumulation facilities. This unfunded commitment totaled $3,509,500. The Company is committed to purchasing the security once the loan accumulation facility has closed.

The total commitment amount does not necessarily represent future cash requirements. The Company is not currently subject to any material legal proceedings. From time to time, the Company may be a party to certain legal proceedings in the ordinary course of business, including proceedings relating to the enforcement of the Company’s rights under contracts. While the outcome of these legal proceedings cannot be predicted with certainty, the Company does not expect these proceedings will have a material effect upon its financial condition or results of operations.

11. INDEMNIFICATIONS

Under the Company’s organizational documents, its officers and directors are indemnified against certain liabilities arising out of the performance of their duties to the Company. In addition, during the normal course of business, the Company enters into contracts containing a variety of representations which provide general indemnifications. The Company’s maximum exposure under these agreements cannot be known; however, the Company expects any risk of loss to be remote.

12. RECENT ACCOUNTING PRONOUNCEMENTS

On December 2023, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09), which enhances the transparency of income tax disclosures. The ASU requires public business entities, on an annual basis, to provide disclosure of income taxes paid disaggregated by federal, state and foreign jurisdictions. ASU 2023-09 is effective for public business entities for annual periods beginning after December 15, 2024. The Company has evaluated provisions of ASU 2023-09, which will not have a material effect on the Company’s financial statements and related disclosures.

Semi-Annual Report | September 30, 2025	31

Sound Point Meridian Capital, Inc.	Notes to Financial Statements
September 30, 2025 (Unaudited)

13. SEGMENT REPORTING

The Company has a single reportable segment with investment objectives described in Note 1 “Organization.” The chief operating decision maker (“CODM”) of the Company is comprised of Chief Executive Officer and Chief Financial Officer. The financial information in the form of the Company’s portfolio composition, total returns, changes in net assets and expense ratios, which are used by the CODM to assess the Company’s performance and to make operational decisions for the Company’s single segment, is consistent with that presented within the Company’s financial statements. These metrics also aid the CODM in determining distributions to stockholders. Segment assets are reflected on the accompanying Statement of Assets and Liabilities as “total assets” and significant segment expenses are listed on the accompanying Statement of Operations.

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Sound Point Meridian Capital, Inc.	Notes to Financial Statements
September 30, 2025 (Unaudited)

14. FINANCIAL HIGHLIGHTS

	For the Period Ended September 30, 2025 (Unaudited)		For the Period June 13, 2024 (Commencement of operations) to March 31, 2025
NET ASSET VALUE, BEGINNING OF PERIOD	$18.78		$20.00

INCOME FROM INVESTMENT OPERATIONS
Net investment income (loss)(a)	1.07		2.22
Net realized and unrealized loss on investments	(1.44)		(1.36)
Total income(loss) from investment operations	(0.37)		0.86

DISTRIBUTIONS
From net investment income	(1.50)		(1.39)
Tax return of capital	–		(0.69)
Total distributions	(1.50)		(2.08)

NET ASSET VALUE, END OF PERIOD	$16.91		$18.78

NET ASSET VALUE TOTAL RETURN	(2.16	%)(c)	4.09	%(b)(c)
MARKET VALUE TOTAL RETURN	(5.45	%)(c)	10.52	%(b)(c)

RATIOS AND SUPPLEMENTAL DATA
Net assets, end of period (000’s)	$346,222		$381,571

RATIOS TO AVERAGE NET ASSETS (INCLUDING INTEREST EXPENSE AND INCENTIVE FEES)
Ratio of gross expenses to average net assets	7.92	%(d)	7.10	%(d)
Ratio of net expenses to average net assets	7.92	%(d)	7.10	%(d)
Ratio of net investment income to average net assets	13.54	%(d)	14.71	%(d)

RATIOS TO AVERAGE NET ASSETS (EXCLUDING INTEREST EXPENSE AND INCENTIVE FEES)
Ratio of gross expenses to average net assets	3.14	%(d)	2.88	%(d)
Ratio of net expenses to average net assets	3.14	%(d)	2.88	%(d)

ASSET COVERAGE RATIO
Asset coverage for debt securities (300%)	783%		725%
Asset coverage for senior securities including preferred shares (200%)	290%		403%

PORTFOLIO TURNOVER RATE	1%		16	%(b)

(a)	Per share numbers have been calculated using the average shares method.
(b)	Not annualized.
(c)	Total returns are historical in nature and assume changes in share price, reinvestment of dividends and capital gains distributions, if any. Returns do not reflect the deduction of taxes that a shareholder would pay on company distributions or upon the disposition of common shares.
(d)	Annualized (except incentive fees, certain professional expenses, and other nonrecurring expenses).

Semi-Annual Report | September 30, 2025	33

Sound Point Meridian Capital, Inc.	Notes to Financial Statements
September 30, 2025 (Unaudited)

Senior Securities Table

Information about the Company’s senior securities shown in the following table has been derived from the Company’s financial statements as of and for the dates noted.

Type and Period End	Total Amount Outstanding Exclusive of Treasury Securities	Asset Coverage Per Unit (1)	Involuntary Liquidating Preference Per Unit(2)	Average Market Value Per Unit(3)
Revolving Credit Facility (CIBC)
September 30, 2025	$67,500,000	$7,832.92	N/A	N/A
March 31, 2025(4)	$70,000,000	$7,247.17	N/A	N/A

8.00% Series A 2024 Preferred Shares
September 30, 2025	$57,500,000	$72.43	$25.00	$24.88
March 31, 2025(4)	$57,500,000	$99.47	$25.00	$24.87

7.875% Series B 2025 Preferred Shares
September 30, 2025	$57,500,000	$72.43	$25.00	$25.08

(1)	The asset coverage per unit figure is the ratio of the Company’s total assets, less all liabilities and indebtedness not represented by senior securities, to the aggregate dollar amount of senior securities, as calculated in accordance with section 18(h) of the 1940 Act. With respect to the Series A Preferred Shares and Series B Preferred Shares, the asset coverage per unit figure is expressed in terms of dollar amounts per share of outstanding preferred shares (based on a per share liquidation preference of $25.00). With respect to the Credit Facility, the asset coverage per unit figure is expressed in terms of dollar amounts per $1,000 of indebtedness.
(2)	The involuntary liquidating preference per unit is the amount to which a share of Series A and Series B Preferred Shares would be entitled in preference to any security junior to it upon our involuntary liquidation.
(3)	The average market value per unit is calculated by taking the average of the closing price of the Series A Preferred Shares (NYSE: SPMA) and Series B Preferred Shares (NYSE: SPME).
(4)	For the period June 13, 2024 (commencement of operations) to March 31, 2025.

15. SUBSEQUENT EVENTS

Pursuant to a prospectus supplement filed with the SEC on October 6, 2025, the Company launched a new at-the-market (“ATM”) offering to sell up to $100,000,000 million aggregate amount of its common stock. In addition, AG Asset Strategies LLC (the “Selling Stockholder”) may, but has no obligation to, sell, from time to time, up to 5,297,083 shares of common stock.

On October 31, 2025, the Company paid total distributions of $0.25 per share on its common stock. Additionally, on November 5, 2025, the Company declared three separate distributions of $0.25 per share on its common stock. The distributions are payable on each of January 30, 2026, February 27, 2026 and March 31, 2026 to holders of record as of January 15, 2026, February 16, 2026 and March 16, 2026, respectively.

On November 5, 2025, the Board appointed Daniel Fabian to succeed Kevin Gerlitz as Chief Financial Officer of the Company, effective as of December 31, 2025. The appointment was made in connection with the departure of Mr. Gerlitz from the Company to pursue other opportunities, effective as of December 31, 2025.

The Company has evaluated subsequent events through the date of issuance and noted no other events that necessitate adjustments to or disclosure in the financial statements.

34	www.soundpointmeridiancap.com

Sound Point Meridian Capital, Inc.	Supplemental Information
September 30, 2025 (Unaudited)

Price Range of Common Stock

Our common stock began trading on June 14, 2024 and is currently traded on the NYSE under the symbol “SPMC.” The following table lists the high and low closing sale price for our common stock, the high and low closing sale price as a percentage of NAV and distributions declared per share each quarter since June 14, 2024.

		Closing Sales Price		Premium (Discount) of High Sales Price to	Premium (Discount) of Low Sales Price to
Period	NAV(1)	High	Low	NAV(2)	NAV(2)
Fiscal year ending March 31, 2025
First quarter(3)	$19.91	$20.07	$19.90	0.80%	-0.05%
Second quarter	$19.59	$20.35	$19.02	3.88%	-2.91%
Third quarter	$20.52	$21.41	$18.75	4.34%	-8.63%
Fourth quarter	$18.78	$22.11	$19.72	17.73%	5.01%

Fiscal year ending March 31, 2026
First quarter	$18.50	$20.50	$16.90	10.79%	-8.66%
Second quarter	$16.91	$18.45	$17.20	9.11%	1.71%

(1)	NAV per share is determined as of the last day in the relevant quarter and therefore may not reflect the NAV per share on the date of the high and low sales prices. The NAVs shown are based on outstanding shares at the end of each period.
(2)	Calculated as of the respective high or low closing sales price divided by the quarter end NAV.
(3)	The Company commenced operations on June 13, 2024.

Shares of closed-end management investment companies may trade at a market price that is less than the NAV that is attributable to those shares. The possibility that the Company’s shares of common stock will trade at a discount to NAV or at a premium that is unsustainable over the long term is separate and distinct from the risk that the Company’s NAV will decrease. It is not possible to predict whether the Company’s shares will trade at, above or below NAV in the future. Our NAV per share was $16.91 as of September 30, 2025. The closing sales price for shares of the Company’s common stock on the NYSE on September 30, 2025 was $17.35, which represented a 2.58% premium to NAV per share. As of September 30, 2025, there were seven stockholders of record of the Company’s common stock (which does not reflect holders whose shares are held in street name by a broker, bank or other nominee).

Semi-Annual Report | September 30, 2025	35

Sound Point Meridian Capital, Inc.	Dividend Reinvestment Plan
September 30, 2025 (Unaudited)

We have established an automatic dividend reinvestment plan, or “DRIP.” Each registered holder of at least one full share of our common stock will be automatically enrolled in the DRIP. Under the DRIP, distributions on shares of our common stock are automatically reinvested (net of applicable withholding tax) in additional shares of our common stock by SS&C GIDS, Inc., or the “DRIP Administrator,” unless a common stockholder opts out of the DRIP. Holders of our common stock who receive distributions in the form of additional shares of our common stock are nonetheless required to pay applicable federal, state, and local taxes on the reinvested distribution but will not receive a corresponding cash distribution with which to pay any applicable tax. Holders of shares of our common stock who opt-out of participation in the DRIP (including those holders whose shares are held through a broker or other nominee who has opted out of participation in the DRIP) generally will receive all distributions in cash.

We expect to use primarily newly issued shares to implement the plan, whether our shares are trading at a premium or at a discount to NAV. Under such circumstances, the number of shares to be credited to each participant is determined by dividing the aggregate dollar amount of the distribution by 95% of the closing market price per share on the payment date, provided that if 95% of the closing market price per share on the payment date is below our last determined NAV per share, then the number of shares to be credited to each participant’s account pursuant to the DRIP will be determined by dividing the aggregate dollar amount of the distribution by the lesser of (i) our last determined NAV per share and (ii) the closing market price per share. The market price per share on that date will be the closing price for such shares on the NYSE or, if no sale is reported for such day, at the average of their electronically reported bid and asked prices. We reserve the right to purchase shares in the open market in connection with our implementation of the DRIP. Shares purchased in open market transactions by the DRIP Administrator will be allocated to a common stockholder based on the average purchase price, excluding any brokerage charges or other charges, of all shares of common stock purchased in the open market. The number of shares of our common stock to be outstanding after giving effect to payment of the distribution cannot be established until the value per share at which additional shares will be issued has been determined and elections of our common stockholders have been tabulated.

There are no brokerage charges with respect to shares of common stock issued directly by us. However, whenever shares are purchased or sold on the NYSE or otherwise on the open market, each participant will pay a pro rata portion of brokerage trading fees, currently $0.03 per share purchased or sold. Brokerage trading fees will be deducted from amounts to be invested.

Holders of our common stock can also sell shares held in the DRIP account at any time by contacting the DRIP Administrator in writing at 430 W 7th Street, Suite 219360, Kansas City, MO 64105-1407. The DRIP Administrator will mail a check to such holder (less applicable brokerage trading fees) on the settlement date, which is three business days after the shares have been sold. If a common stockholder chooses to sell its shares through a broker, the holder will need to request that the DRIP Administrator electronically transfer their shares to the broker through the Direct Registration System.

Common stockholders participating in the DRIP may withdraw from the DRIP at any time by contacting the DRIP Administrator in writing at 430 W 7th Street, Suite 219360, Kansas City, MO 64105-1407. Such termination will be effective immediately if the notice is received by the DRIP Administrator prior to any distribution record date; otherwise, such termination will be effective on the first trading day after the payment date for such distribution, with respect to any subsequent distribution. If a holder of our common stock withdraws, full shares will be credited to their account, and the common stockholder will be sent a check for the cash adjustment of any fractional share at the market value per share of our common stock as of the close of business on the day the termination is effective, less any applicable fees. Alternatively, if the common stockholder wishes, the DRIP Administrator will sell their full and fractional shares and send them the proceeds, less brokerage trading fees of $0.03 per share. If a common stockholder does not maintain at least one whole share of common stock in the DRIP account, the DRIP Administrator may terminate such common stockholder’s participation in the DRIP after written notice. Upon termination, common stockholders will be sent a check for the cash value of any fractional share in the DRIP account, less any applicable broker commissions and taxes.

Common stockholders who are not participants in the DRIP but hold at least one full share of our common stock may join the DRIP by notifying the DRIP Administrator in writing at 430 W 7th Street, Suite 219360, Kansas City, MO 64105-1407. If received in proper form by the DRIP Administrator before the record date of a distribution, the election will be effective with respect to all distribution paid after such record date. If a common stockholder wishes to participate in the DRIP and their shares are held in the name of a brokerage firm, bank or other nominee, the common stockholder should contact their nominee to see if it will participate in the DRIP. If a common stockholder wishes to participate in the DRIP, but the brokerage firm, bank or other nominee is unable to participate on their behalf, the common stockholder will need to request that their shares be re-registered in their own name, or the common stockholder will not be able to participate. The DRIP Administrator will administer the DRIP on the basis of the number of shares certified from time to time by the common stockholder as representing the total amount registered in their name and held for their account by their nominee.

Experience under the DRIP may indicate that changes are desirable. Accordingly, we and the DRIP Administrator reserve the right to amend or terminate the DRIP upon written notice to each participant at least 30 days before the record date for the payment of any distribution by us.

All correspondence or requests for additional information about the DRIP should be directed to the DRIP Administrator 430 W 7th Street, Suite 219360, Kansas City, MO 64105‐1407.

36	www.soundpointmeridiancap.com

Sound Point Meridian Capital, Inc.	Additional Information
September 30, 2025 (Unaudited)

Additional Information

The Company makes certain unaudited portfolio information available each month on its website in addition to making certain other unaudited financial information available on its website (https://www.soundpointmeridiancap.com). This information includes (1) an estimated range of the Company’s net investment income (NII) and realized capital gains or losses per weighted average share of common stock for each calendar quarter end, generally made available within the first fifteen days after the applicable calendar month end, (2) an estimated range of the Company’s NAV per share of common stock for the prior month end and certain additional portfolio-level information, generally made available within the first fifteen days after the applicable calendar month end, and (3) during the latter part of each month, an updated estimate of NAV, if applicable, and, with respect to each calendar quarter end, an updated estimate of the Company’s NII and realized capital gains or losses for the applicable quarter.

Information contained on our website is not incorporated by reference into this Annual Report and you should not consider information contained on our website to be part of this Annual Report or any other report we file with the SEC.

Forward-Looking Statements

This report may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Statements other than statements of historical facts included in this report may constitute forward-looking statements and are not guarantees of future performance or results and involve a number of risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of a number of factors, including those described in the Company’s filings with the SEC. The Company undertakes no duty to update any forward-looking statement made herein. All forward-looking statements speak only as of the date of this report.

1. PORTFOLIO INFORMATION

The Company files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year as an exhibit to its reports on Form N-PORT. The Company’s Form N-PORT is available without charge, upon request by calling (212) 895-2293, or from the EDGAR Database on the SEC’s website (www.sec.gov)

2. TAX INFORMATION

For the six months ending September 31, 2025, the Company recorded distributions on our common stock equal to $1.50 per share or $30,598,079.

3. VOTING PROXIES

An investment adviser registered under the Advisers Act has a fiduciary duty to act solely in the best interests of its clients. As part of this duty, we recognize that we must vote client securities in a timely manner free of conflicts of interest and in the best interests of our clients.

These policies and procedures for voting proxies for our investment advisory clients are intended to comply with Section 206 of, and Rule 206(4)-6 under, the Advisers Act.

4. PROXY POLICIES

Based on the nature of our investment strategy, we do not expect to receive proxy proposals, but may from time to time receive amendments, consents or resolutions applicable to investments held by us. It is our general policy to vote proxies only where we believe that the vote is likely to have a material positive economic impact (or to avoid a material negative economic impact) on the value of the underlying credit position (taking into account any related hedges) or the short-term trading strategy employed. If we do not believe the exercise of a proxy vote right will have a material economic impact, we generally will not exercise our voting authority with respect to a proxy. In addition, we may elect to not vote a proxy if the cost of voting, or time commitment required to vote a proxy outweighs the expected benefits of voting the proxy. We may occasionally be subject to material conflicts of interest in voting proxies due to business or personal relationships we maintain with persons having an interest in the outcome of certain votes. If at any time we become aware of a material conflict of interest relating to a particular proxy proposal, our chief compliance officer will review the proposal and determine how to vote the proxy in a manner consistent with interests of the Company’s stockholders.

Semi-Annual Report | September 30, 2025	37

Sound Point Meridian Capital, Inc.	Additional Information
September 30, 2025 (Unaudited)

5. PROXY VOTING POLICIES AND PROCEDURES

We have delegated our proxy voting responsibility to the Adviser. The Proxy Voting Policies and Procedures of the Adviser are set forth below. The guidelines will be reviewed periodically by the Adviser and our independent directors, and, accordingly, are subject to change. For purposes of these Proxy Voting Policies and Procedures described below, “we,” “our” and “us” refers to Sound Point Meridian Management Company, LLC.

6. PROXY VOTING RECORDS

A description of the policies and procedures that we use to vote proxies related to portfolio securities and information regarding how we voted proxies relating to portfolio securities during the most recent 12-month period ended September 30 are available, without charge: (1) upon request, by calling toll free (833) 217-6665; and (2) on the SEC’s website at http://www.sec.gov. You may also obtain information about how we voted proxies by making a written request for proxy voting information to: Sound Point Meridian Management Company, LLC, 375 Park Avenue, 34th Floor, New York, NY 10152.

7. PRIVACY POLICY

We are committed to protecting your privacy. This privacy notice explains our privacy policies and those of our affiliated companies. The terms of this notice apply to both current and former stockholders. We are committed to safeguarding all non-public personal information we receive about you. With regard to this information, we have developed policies that are designed to protect this information, while allowing stockholder needs to be served.

When you purchase shares of our capital stock and in the course of providing you with products and services, we and certain of our service providers, such as a transfer agent, may collect non-public personal information about you, such as your name, address, social security number, or tax identification number. This information may come from sources such as account applications and other forms, from other written, electronic, or verbal correspondence, from your transactions, from your brokerage or financial advisory firm, financial adviser or consultant, and/or information captured on applicable websites.

We do not disclose any non-public personal information provided by you or gathered by us to non-affiliated third parties, except as permitted or required by law or for our everyday business purposes, such as to process transactions or service your account. For example, we may share your personal information in order to send you annual and semi-annual reports, proxy statements, and other information required by law. We may disclose your non-public personal information to unaffiliated third-party financial service providers (which may include a custodian, transfer agent, accountant, or financial printer) who need to know that information in order to provide services to you or to us. These companies are required to protect your information and use it solely for the purpose for which they received it or as otherwise permitted by law. We may also provide your non-public personal information to your brokerage or financial advisory firm and/or to your financial adviser or consultant, as well as to professional advisors, such as accountants, lawyers and consultants.

We reserve the right to disclose or report personal or account information to non-affiliated third parties in limited circumstances where we believe in good faith that disclosure is required by law, such as in accordance with a court order or at the request of government regulators or law enforcement authorities or to protect our rights or property. We may also disclose your personal information to a non-affiliated third party at your request or if you consent in writing to the disclosure.

38	www.soundpointmeridiancap.com

SoundPoint MeridianCapital

Sound Point Meridian Capital, Inc.

375 Park Avenue, 34th Floor
New York, NY 10152
(833) 217-6665
IR@soundpointmeridiancap.com
www.soundpointmeridiancap.com

Investment Adviser

Transfer Agent

SS&C GIDS, Inc.
801 Pennsylvania Ave., Suite 219360
Kansas City, MO 64105-1307